83-0

04036558

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mega Chips Corp.

*CURRENT ADDRESS

PROCESSED
AUG 30 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4861 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 8/30/04

(Excerpt translation)

File No. 82-4861

June 3, 2004

To the Shareholders:

NOTICE OF THE 14TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 14th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

If you are not expected to be present at the meeting, please go over the information set forth below and send us by return mail the enclosed voting form indicating your approval or disapproval of the propositions and affixing your name and seal.

Yours very truly,

Shigeki Matsuoka
President and Representative Director

MegaChips Corporation
1-6, Miyahara 4-chome,
Yodogawa-ku, Osaka

Description

1. Date and hour:

   June 25 (Friday), 2004, 10:00 a.m.

2. Place:

   Osaka Science & Technology Center, 8F Large Hall
   8-4, Utsubo-Honmachi 1-chome, Nishi-ku, Osaka

3. Matters forming the objects of the meeting:

   Matters to be reported:

   Report on the balance sheet as of March 31, 2004 and the business report and statement of income for the 14th business year (from April 1, 2003 to March 31, 2004).

   Matters to be resolved:

Proposition No. 1:	Approval of the proposed appropriation of retained earnings for the 14th business year
Proposition No. 2:	Amendment to the Articles of Incorporation
Proposition No. 3:	Election of five Directors
Proposition No. 4:	Election of one Statutory Auditor
Proposition No. 5:	Issuance of stock acquisition rights as stock options

- - - - -

In attending the meeting, please present the enclosed voting form to a receptionist at the meeting.

(Attached document)

BUSINESS REPORT

(For the period from April 1, 2003 to March 31, 2004)

1. Outline of business activities

(1) Business trend and achievement:

The Japanese economy during the business year under review still remained uncertain due to a combination of protracted deflation arising from price competition, a persistent slump in private spending and employment adjustments, among other things. However, in the second half of the year, the U.S. economy was recovering strongly due to policies such as monetary easing and tax reductions. Accordingly, the Japanese economy generally registered tones of slow recovery as exports increased favorably, investment in plant and equipment rose and corporate earnings improved.

In the electronic machinery and equipment industry in which the Company belongs, the market for digital consumer equipment, including digital TVs, digital cameras and DVD recorders/players, and mobile phones expanded and IT-related investment recovered slowly. However, the industry continued to experience hard times.

Under these circumstances, the Company focused its efforts on developing and marketing customer-specific LSIs (ASIC), the core of its business, as well as application-specific LSIs (ASSP), which have competitive edges with the Company's unique technologies of image compression and extension and sound and music compression, extension and transmission, and original system products mounted with the Company's system LSIs.

Specifically, with the prevalence of digitalization of images, sounds, music and other media, broadband networks and 3G mobile phone networks, the Group (including the Company and its affiliated companies; the same applies hereinafter) has widened its appeal in the information communication area. For the growing area, the Group has exerted its active efforts to develop and market system LSIs for digital cameras and system LSIs for 3G mobile phones, as well as develop, market and integrate system products for transmitting and recording digital images, specifically, for use in the security and monitoring area.

Consequently, sales of application-specific LSIs (ASSP), specifically LSIs for 3G mobile phones, increased, while sales of customer-specific LSIs (ASIC) decreased. As a result, sales and ordinary profit amounted to ¥24,311 million (a 10.5% decrease from the previous business year) and ¥1,741 million (a 10.9% decrease), respectively. Additionally, upon reconstructing its system business, the Company accounted for a special loss of ¥269 million in total. Consequently, profit for the year accounted for ¥755 million (a 105.6% decrease).

With regard to dividends for the business year under review, management proposes to continue to pay an ordinary dividend of ¥10 per share in appreciation of the shareholders' support. Additionally, the Company intends to maintain its shareholder special benefit plan, under which the Company will send small gifts to the shareholders holding 100 shares (one unit of shares) or more as of March 31, 2004.

(2) Business performance by department:

(i) LSI business:

Sales of customer-specific LSIs (ASIC) amounted to ¥16,183 million (a 16.4% decrease from the previous business year) as demand for LSIs for use in game consoles and their peripherals decreased while demand for LSIs for storing game software (custom mask ROMs) increased steadily. Sales of application-specific LSIs (ASSP) amounted to ¥6,640 million (a 9.8% increase from the previous business year) as demand for one-chip LSIs for digital still cameras and LSIs for processing images, sounds and communications for 3G mobile phones increased steadily while demand for LSIs for wireless communications decreased.

Consequently, sales in the LSI business, including sales of standard LSIs manufactured by the consigned semiconductor manufacturers, totalled ¥22,826 million (a 10.3% decrease).

(ii) System business:

Sales in the industrial system business amounted to ¥1,415 million (a 6.5% increase from the previous business year), due to the launch of new products in the area of security and monitoring in spite of a slow corporate investment and slow demand for digital image recording and transmission systems in the area. In the consumer system business, sales amounted to ¥69 million (a 83.0% decrease) as a result of the streamlining of the business areas by selection and concentration.

Consequently, sales in the system business amounted to ¥1,484 million (a 14.4% decrease).

(3) Investment in plant and equipment:

During the business year under review, capital investment was made principally in design development assistant equipment, which amounted to ¥83 million.

(4) Financing:

To apply to working capital requirements, the Company borrows short-term loans from financial institutions as the necessity arises. There were no borrowings outstanding from the financial institutions as of the close of the business year under review.

During the business year under review, the Company did not raise funds by a capital increase or bond issue.

(5) Future challenges:

In spite of negative factors to economic recovery, such as export slowdown threatened by the higher yen and the continued employment adjustment, the Japanese economy is expected to continue to register tones of slow recovery as corporate earnings have shown signs of improvement owing to strong exports and growing investment in plant and equipment, the pace of price deflation has slowed down and consumer confidence has been improved by corporate efforts to develop new products such as mobile phones and digital consumer equipment.

Additionally, due to the prevalence of the wired and wireless broadband networks, the digitalization of broadcasting and the development of LSI technologies, a further sophisticated information society is expected to come to pass where anyone can make, send, receive and use digital images, music and sounds easily at any place.

The Group intends to expand business by concentrating its resources on system LSIs, system products and audio authoring tools needed for materializing such environment.

In the LSI business, the Company, based on its core business of customer-specific LSIs, (ASIC), aims at further growth of application-specific LSIs (ASSP). For that purpose, the Company intends to strengthen its capabilities to develop both software and hardware by increasing development personnel and actively invest in research and development to swiftly launch system LSIs with uniqueness and competitive edges to the market. The Company also intends to strengthen its capabilities of marketing and supporting customers and develop customers both in Japan and overseas. Simultaneously, to accelerate these developments, the Company intends to strengthen strategic partnerships.

In the system business, the Company will promote the selection and concentration of businesses and simultaneously, improve operating efficiencies to raise profits. Additionally, the Company will strengthen its capabilities of planning, capabilities of responding to cost fluctuations and marketing channels to expand business.

In the audio authoring business, the Company intends to increase its share of the market for music composition tools for the music public and explore a new area of growth potentials to target a wider range of users.

To push these tasks through strongly, the Group shifted to a pure holding company system in April 2004. Under the new system, the efficient allocation of management resources will improve competitiveness of the core areas and the clarification of the functions and responsibilities of each business will materialize more swift business judgment and more efficient management, whereby improving profitability. Thus, the Group intends to accelerate the establishment of a basis for high profitability of its core LSI business in a medium- and long-term perspective and improve profitability of its system business to improve its corporate value.

Management sincerely hopes that its shareholders will continue giving the Company their full support and encouragement.

(6) Recent business performance and assets:

	Business year			
	11th April 1, 2000 - March 31, 2001	**12th** April 1, 2001 - March 31, 2002	**13th** April 1, 2002 - March 31, 2003	**14th** April 1, 2003 - March 31, 2004
Sales (millions of yen)	51,347	34,649	27,172	24,311
Ordinary profit (millions of yen)	3,622	2,728	1,954	1,741
Profit for the year (millions of yen)	1,838	1,339	367	755
Per-share profit for the year (yen)	74.53	54.51	15.01	29.15
Net assets (millions of yen)	15,176	15,808	15,388	15,731
Net assets per share (yen)	615.40	643.19	631.24	621.72
Total assets (millions of yen)	21,242	19,581	19,039	18,325

(Notes) 1. Retirement benefit accounting, financial instrument accounting and foreign currency transaction accounting were made applicable in the 11th business year. In comparison with the previous accounting method, ordinary profit increased ¥8 million but profit for the year decreased ¥73 million in the 11th business year.

2. Financial instrument accounting was made applicable to other securities with market value in the 12th business year. In comparison with the previous accounting method, net assets and total assets increased ¥70 million and ¥121 million, respectively, in the 12th business year.

3. Treasury stock is treated as an item of deduction from Shareholders' Equity, effective in the 12th business year.

4. Per-share profit for the year is calculated based on the average of the total number of issued shares (with the deduction of shares of treasury stock) during each business year, effective in the 12th business year.

5. Net assets per share are calculated based on the total number of issued shares (with the deduction of shares of treasury stock) at the end of each business year, effective in the 12th business year.

2. Outline of the Company (as of March 31, 2004)

(1) Major businesses:

Items	Contents
LSI Business	·Planning, development, manufacture and sale of customer-specific LSIs ·Planning, development, manufacture and sale of application-specific LSIs ·Purchase and sale of other LSIs (standard LSIs developed by semiconductor manufacturing partners)
System Business	·Planning, development, manufacture and sale of industrial system products ·Planning, development, manufacture and sale of consumer system products

(Note) As of April 1, 2004, the Company shifted by way of a corporate separation to a holding company, which holds the shares of domestic operating companies to control and supervise their operating activities.

(2) Main offices and plants:

(Translation omitted)

(3) State of shares:

1) Total number of shares authorized to be issued by the Company: Shares of common stock 40,000,000 shares

2) Total number of issued shares: Shares of common stock 25,939,217 shares

(Note) As of October 1, 2003, the Company made MegaChips System Solutions Inc. (previously called MegaFusion Corporation) its wholly owned subsidiary by way of a share exchange. Consequently, according to the share exchange ratio, the total number of issued shares increased by 1,278,200 shares from March 31, 2003.

3) Number of shareholders: 14,686 persons (Increase of 2,077 persons from March 31, 2003)

(4) Principal shareholders:

Name	Shares in the Company held by them (shares)	Ratio of voting rights (%)
Shindo Corporation	2,250,000	8.92
Shigeki Matsuoka	1,806,000	7.16
Masahiro Shindo	1,509,344	5.99
Ritsuko Shindo	1,043,600	4.14
Japan Trustee Services Bank, Ltd. (Trust Account)	841,400	3.34
The Master Trust Bank of Japan, Ltd. (Trust Account)	721,600	2.86
Yoshimasa Hayashi	668,000	2.65
Noriko Shindo	601,076	2.38
Mika Aoki	569,748	2.26
Akira Takata	566,000	2.25

(Notes) 1. The numbers of shares held by Japan Trustee Services Bank, Ltd. (trust account) and The Master Trust Bank of Japan, Ltd. (trust account) are those related with their trust business.

2. The Company, which holds 683,176 shares of treasury stock, is not included in the above-listed principal shareholders as the shares are without voting rights.

(5) Acquisition, disposition and possession by the Company of its own shares:

1. Acquisition of shares:

Acquisition during the business year under review:

Shares of common stock	400,442 shares
Total acquisition prices	¥415,547,892

2. Disposition of shares:

Shares of common stock	106 shares
Total disposition prices	¥104,950

3. Shares of treasury stock held as of March 31, 2004:

Shares of common stock	683,176 shares

(6) State of stock acquisition rights:

Date of resolution for the issue:	June 27, 2002
Number of stock acquisition rights:	100
Class of shares to be issued upon exercise of stock acquisition rights:	Shares of common stock
Number of shares to be issued upon exercise of stock acquisition rights:	16,600 shares
Issue price of a stock acquisition right:	Free of charge

(Notes) 1. The stock acquisition rights were transferred to the Company pursuant to the share exchange agreement with MegaChips System Solutions Inc. dated October 1, 2003.
2. The stock acquisition rights were issued as a stock option plan.
3. The number of shares to be issued upon exercise of a stock acquisition right shall be 166 shares. The exercise period thereof shall be December 1, 2004 thorough September 30, 2009. The issue price of each share upon exercise thereof shall be ¥5,946.

(7) State of employees:

(Translation omitted)

(8) State of business affiliations

1) State of major subsidiary:

Name of Subsidiary	Capital stock	Ratio of voting rights of the Company	Principal operations
MegaChips System Solutions Inc.	¥646 million	100.0%	· Sale, support and integration of the Company's system products · Sale of authoring systems · Provision of rich media services

2) Development of business affiliations:

1. MegaChips System Solutions Inc. became a wholly owned subsidiary of the Company by way of a share exchange as of October 1, 2003.
2. MegaChips System Solutions Inc. changed its trade name from MegaFusion Corporation as of October 30, 2003.
3. Pursuant to the resolution adopted at the extraordinary General Meeting of Shareholders of the Company held on February 24, 2004, the Company

separated its LSI business and system business as of April 1, 2004 and transferred the LSI business to a newly incorporated MegaChips LSI Solutions Inc. and the system business to MegaChips System Solutions Inc. Simultaneously, the Company became a holding company.

3) Result of business affiliations:

The above-listed major subsidiary is the Company's consolidated subsidiary. For the business year under review, consolidated sales and consolidated profit for the year amounted to ¥25,878 million (a 10.9% decrease from the previous business year) and ¥280 million (a 46.0% increase), respectively.

4) State of important business tie-ups:

The Company has entered into important business tie-ups with Nintendo Co., Ltd. and Macronix International Co., Ltd., with which the Company has contract labor arrangements with regard to the supply of LSIs for use in computer game consoles.

(9) Directors and Statutory Auditors:

Title	Name
President and Representative Director	Shigeki Matsuoka
Managing Director	Yukihiro Ukai
Director	Yoshimasa Hayashi
Director	Tetsuo Hikawa
Director	Hiroyuki Mizuno
Full-time Statutory Auditor	Mitsuo Tsuji
Statutory Auditor	Nozomu Ohara
Statutory Auditor	Keiichi Kitano

3. Important facts relating to the state of the Company which occurred subsequent to the closing of accounts:

(1) Pursuant to the Corporate Separation Plan approved and adopted at the Extraordinary General Meeting of Shareholders held on February 24, 2004, the Company transferred its LSI business to a newly incorporated company MegaChips LSI Solutions Inc. by way of a corporate separation (*bunsha-gata shinsetsu bunkatsu*) as of April 1, 2004.

The capital stock of the newly incorporated company is ¥500 million and the round amounts of the assets and liabilities transferred are as described below.

Upon the corporate separation, the Company has become the holding company that holds all of 10,000 shares of common stock issued by the newly incorporated company.

Amounts of assets and liabilities transferred to the newly incorporated company:

(millions of yen)

	MegaChips LSI Solutions Inc.
Assets Current assets	3,938
Fixed assets	198
Total	4,136
Liabilities Current liabilities	1,740
Fixed liabilities	-
Total	1,740

(2) Pursuant to the Corporate Separation Plan approved and adopted at the extraordinary General Meeting of Shareholders held on February 24, 2004, the Company transferred its system business to its wholly owned subsidiary MegaChips System Solutions, Inc. by way of a corporate separation (*bunsha-gata kyushu bunkatsu*) as of April 1, 2004.

The round amounts of the assets and liabilities transferred are as described below.

Upon the corporate separation, all of 22,600 shares of common stock issued by the subsidiary were allocated to the Company and the Company has become the holding company that holds all of the shares issued by the subsidiary.

Amounts of assets and liabilities transferred to the subsidiary:

(millions of yen)

	MegaChips System Solutions Inc.
Assets Current assets	842
Fixed assets	196
Total	1,039
Liabilities Current liabilities	281
Fixed liabilities	-
Total	281

BALANCE SHEET
(As of March 31, 2004)

(thousand yen)

Assets	
Current assets:	**16,706,395**
Cash and deposits	11,548,367
Trade notes receivable	15,730
Trade accounts receivable	3,505,476
Merchandise and finished goods	663,553
Semi-finished goods	108,704
Raw materials	156,551
Goods in process	88,694
Stores	3,139
Prepaid expenses	36,540
Deferred tax assets	61,810
Other accounts receivable	64,931
Other current assets	452,894
Fixed assets:	**1,619,600**
Tangible fixed assets	211,459
Buildings	131,045
Tools, furniture and fixtures	49,223
Land	31,190
Intangible fixed assets	229,240
Telephone rights	3,418
Software	225,821
Investment, etc.	1,178,900
Investment securities	74,920
Investment in stocks of related companies	496,400
Contributions	95,450
Long-term prepaid expenses	170,506
Deferred tax assets	151,371
Guarantees	172,752
Other investments, etc.	17,500
Total Assets	**18,325,995**

(thousand yen)

Liabilities

Current liabilities:	**2,554,197**
Trade accounts payable	1,954,542
Accounts payable - others	252,609
Accrued corporate income taxes	3,012
Accrued consumption taxes, etc.	147,301
Accrued expenses payable	52,391
Deposit received	22,433
Allowance for bonuses	121,905
Fixed liabilities:	**40,591**
Other fixed liabilities	40,591
Total Liabilities	**2,594,789**

Shareholders' Equity

Capital:	**4,840,313**
Additional paid-in capital:	**6,181,300**
Capital reserve	6,181,300
Retained earnings:	**6,010,994**
Earned surplus reserve	97,042
Voluntary reserve	4,830,500
General reserve	4,830,500
Unappropriated retained earnings for the year	1,083,452
Valuation difference of other securities	**1,379**
Treasury stock	**(-) 1,302,781**
Total Shareholders' Equity	**15,731,206**
Total Liabilities and Shareholders' Equity	**18,325,995**

STATEMENT OF INCOME

(For the period from April 1, 2003 to March 31, 2004)

(thousand yen)

Ordinary Profit and Loss		
Operating profit and loss:		
Operating profit		
Sales		24,311,820
Operating expenses		
Cost of sales	19,240,836	
Selling, general and administrative expenses	3,283,852	22,524,689
Operating income		**1,787,130**
Non-operating profit and loss:		
Non-operating profit		
Interest and dividends received	486	
Income from lease to related companies	15,617	
Other non-operating income	5,249	21,354
Non-operating expenses		
Interest paid	159	
Loss from retirement of fixed assets	17,561	
Loss from investments in partnership	22,882	
Exchange loss	16,853	
Other non-operating expenses	9,502	66,958
Ordinary profit		**1,741,526**
Special income and loss		
Special income		
Gain on sales of investment securities	23,148	
Income from liquidation of related company	11,307	34,455
Special loss		
Loss from disposition of system products	225,236	
Valuation loss of stock of related companies	21,319	
Special retirement benefits	23,088	269,644
Pretax net profit for the year		**1,506,336**
Corporate income taxes, inhabitant taxes and enterprise taxes	142,525	
Interperiod tax allocation	608,591	751,116
Profit for the year		**755,219**
Profit brought forward from the previous year		328,232
Unappropriated retained earnings for the year		**1,083,452**

Significant Accounting Policies:

1. Basis and methods for evaluation of securities:

   Capital stocks of subsidiaries and affiliated companies:

   At cost, determined by the moving average method

   Other securities:

   Securities with market value: At market value, determined by market prices, etc. as of the close of the business year (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.)

   Securities without market value: At cost, determined by the moving average method

2. Basis and methods for evaluation of inventories:

   (1) Merchandise: At cost, determined by the periodic average method.

   (2) Finished goods, semi-finished goods and raw materials:

   At cost, determined by the periodic average method.

   (3) Goods in process: At cost, determined by the actual cost method.

   (4) Stores: At cost, determined by the last cost method.

3. Method of depreciation of fixed assets:

   (1) Tangible fixed assets: Declining balance method

   Buildings shall be depreciated over three to 47 years and tools, furniture and fixtures shall be depreciated over four to 15 years.

   (2) Trivial depreciable assets: Three-year equal installment method

   (3) Intangible fixed assets: Straight line method

   However, depreciation of software (for use by the Company) is made by the straight line method based on the useful life (5 years) within the Company. Depreciation of software (for sale on the market) is made by the straight line method based on the salable period (3 years).

(4) Long-term prepaid expenses: Equal installment method

However, depreciation of development expenses specially paid for preparing for mass production is made by the straight line method based on the salable period (3 years).

4. Method of treatment of deferred assets:

(1) New share issuing expenses: New share issuing expenses are all treated as expenses upon payment thereof.

(2) Experimental and research expenses: Experimental and research expenses are all treated as expenses upon payment thereof.

5. Basis for providing reserves:

(1) Allowance for doubtful receivables:

To provide for losses arising from debts becoming uncollectable, the Company provides an estimated uncollectible amount, by taking into consideration the actual loss rate in respect of general credits and the individual possibilities of collection in respect of specific credits, including possible non-performing credits.

(2) Allowance for bonuses:

An allowance for the bonuses to be paid to employees is provided in an estimated amount due during the accounting period.

6. Method of treatment of lease transactions:

A financial lease other than those in which ownership of leased property is deemed to pass to its lessee is treated in the manner in which ordinary lease transactions are treated.

7. Accounting treatment of consumption tax:

Consumption tax is treated for accounting purpose on a tax-excluded basis.

8. As from the business year under review, financial statements are prepared in accordance with the provisions of the Regulations for the Enforcement of the Commercial Code of Japan, as amended. The "provisions of special treatment as to related companies" stipulated in Article 48, paragraph 1 of the said Regulations, as amended are applicable.

NOTES:

(Notes to Balance Sheet)

1. Figures of the above amounts are stated by discarding fractions of one thousand yen.

2. Receivables from and payables to related companies:
   (1) Short-term receivables: ¥820,732 thousand
   (2) Short-term payables: ¥17,286 thousand

3. Accumulated amount of depreciation of tangible fixed assets: ¥120,940 thousand

4. The Company uses computers, computer peripherals, passenger cars, etc. under lease agreements, in addition to the fixed assets reported in the balance sheet.

5. State of stock acquisition rights:

Date of special resolution by the General Meeting of Shareholders	Class of shares to be issued upon exercise of stock acquisition rights	Number of stock acquisition rights	Issue price of stock acquisition right
June 27, 2002	Shares of common stock	100	¥986,875

6. Total number of issued shares: Shares of common stock 25,939,217 shares

   Number of shares of treasury stock held by the Company: Shares of common stock 683,176 shares

7. Guarantee obligations: ¥528,450 thousand (US$5,000 thousand)

8. Net assets as stipulated in Article 124, item 3 of the Regulations for the Enforcement of the Commercial Code of Japan: ¥1,379 thousand

9. Payables to officers: ¥36,750 thousand

(Notes to Statement of Income)

1. Figures of the above amounts are stated by discarding fractions of one thousand yen.

2. Volume of transactions with related companies:

   (1) Sales: ¥1,470,580 thousand
   (2) Operating expenses: ¥66,771 thousand
   (3) Transactions other than ordinary business: ¥681,540 thousand

3. Profit per share for the year: ¥29.15

4. "Loss from retirement of fixed assets" (¥17,561 thousand) which was included in "other non-operating expenses" of the non-operating expenses for the previous business year, is stated separately due to its increased importance.

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(yen)
Unappropriated retained earnings at the end of year	1,083,452,154
Reversal of general reserve	1,000,000,000
Total:	2,083,452,154
To be appropriated as follows:	
Dividends (Ordinary dividend: ¥10 per share)	252,560,410
Bonuses for officers	29,000,000
(Bonuses for Statutory Auditors)	(5,000,000)
Retained earnings brought forward to the next year	**1,801,891,744**

(Note) For the purpose of calculating dividends, 683,176 shares of treasury stock are excluded.

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITOR'S REPORT

May 11, 2004

To: The Board of Directors
MegaChips Corporation

AZSA & CO.

By Hiromi Ohashi (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Mikio Naruse (seal)
Certified Public Accountant
Participating Partner

In accordance with the provision of Article 2, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, we, the oversigned auditing firm, audited the financial statements, or balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 14th business year of MegaChips Corporation (the "Company") covering the period from April 1, 2003 to March 31, 2004. The portion of the business report and the accompanying detailed statements relating to accounting consisted of those of the matters contained therein which were stated on the basis of the entries in the Company's accounting books. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management.

We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures include those followed in respect of any subsidiary of the Company as we deemed necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income present fairly the state of the property and profit and loss of the Company in accordance with the laws, regulations and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) presents fairly the state of the Company in accordance with the laws, regulations and the Articles of Incorporation;

(3) That the proposed appropriation of retained earnings is in conformity with the laws, regulations and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code of Japan.

As stated in "3. Important facts relating to the state of the Company which occurred subsequent to the closing of accounts" of the business report, the Company transferred its LSI business to a newly incorporated company MegaChips LSI Solutions Inc. by way of a corporate separation (*bunsha-gata shinsetsu bunkatsu*) as of April 1, 2004 and transferred its system business to MegaChips System Solutions, Inc. by way of a corporate separation (*bunsha-gata kyushu bunkatsu*) as of April 1, 2004.

There is no such relation of interests between the Company and this audit corporation or any participating partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

Copy of Board of Statutory Auditors' Audit Report

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 14th business year from April 1, 2003 to March 31, 2004, prepared this audit report upon deliberation and hereby report as follows:

1. Method of audit by Statutory Auditors in outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc., reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company and required the subsidiaries to render reports on their business operations whenever necessary. We also required the Company's Account Auditors to render reports on and accounts of their audit and examined the accounting statements and their accompanying detailed statements.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, we, in addition to following the aforementioned method of audit, whenever necessary required Directors, etc. to render reports on and made a full investigation into the state of any transaction in question.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by the Account Auditors, AZSA & Co. are proper;

(2) That the business report fairly presents the state of the Company in accordance with the laws, regulations and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, no dishonest act or fact of violation of laws, regulations or the Articles of Incorporation exists.

With respect to any competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profit by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, and acquisition and disposition by the Company of its own shares, we find no breach of duties on the part of the Directors.

May 12, 2004

Board of Statutory Auditors
MegaChips Corporation

Mitsuo Tsuji (seal)
(Full-time) Statutory Auditor

Nozomu Ohara (seal)
Statutory Auditor

Keiichi Kitano (seal)
Statutory Auditor

(Note) Statutory Auditors Nozomu Ohara and Keiichi Kitano are outside statutory auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

EXPLANATORY INFORMATION FOR EXERCISE OF VOTING RIGHTS

1. Total number of voting rights of all the shareholders:

252,114 rights.

(Note) The number of shares representing one voting right (one unit of shares) of the Company is 100 shares.

2. Propositions and explanatory information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 14th business year

The Company gives a top priority to distributing profits to the shareholders as an important policy of management and follows a fundamental policy of maintaining the constant payment of dividends. With regard to the allocation of profits, the Company takes into consideration internal reserves necessary for future business development of its whole group and the strengthening of its corporate base, as well as prospects for its operating results.

Under this policy, with regard to dividends to shareholders for the business year under review, management proposes to pay an ordinary dividend of ¥10 per share, which is the same for the previous business year.

In preparation for implementing future capital policies with agility, including the acquisition by the Company of its own shares, management proposes to reverse part of the general reserve and appropriate it to retained earnings brought forward to the next year.

Proposition No. 2: Amendment to the Articles of Incorporation

1. Reasons for the amendment:

(1) Establishment of a provision for the acquisition by the Company of its own shares by resolution of its Board of Directors:

Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code and the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" (2003 Law No. 132) of Japan as of September 25, 2003, which authorizes a company to acquire its own shares by resolution of its board of directors pursuant to the provision of its articles of incorporation, it is hereby proposed that a new provision for the acquisition by the Company of its own shares be established in Article 6 of the Articles of Incorporation to allow the Company to implement its capital policies with agility and that the numbers of the existing Article 6 and thereafter be carried down by one increment.

(2) Establishment of a provision for the indemnification of outside Directors and Statutory Auditors:

Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code and the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" (2001 Law No. 149) of Japan as of May 1, 2002, which authorizes a company to indemnify directors and statutory auditors pursuant to the provision of its articles of incorporation, it is hereby proposed that a new Article 25 (Indemnification of outside Directors) and Article 35 (Indemnification of Statutory Auditors) be established in the existing Articles of Incorporation to allow the Company to enter into an agreement with an outside Director to limit the liability of such outside Director and indemnify a Statutory Auditor for the purpose of allowing them to fulfill their expected roles in performing their duties.

The Board of Statutory Auditors has unanimously consented to the submission of the proposed provision of the "indemnification of outside Directors".

2. Particulars of the amendment:

The particulars of the proposed amendment are set forth below:

(Underlines show amendment)

Existing Articles of Incorporation	Proposed amendment
(Newly established)	(Acquisition by the Company of its own shares) Article 6. The Company may, by resolution of the Board of Directors, purchase its own shares.
From Article 6. to Article 23. (Descriptions omitted)	From Article 7. to Article 24. (Same as existing)
(Newly established)	(Indemnification of outside Directors) Article 25. The Company may enter into an agreement with any outside Director to assume the liability for any damage that may be caused to the Company by any act of the outside Director as provided for in Article 266, paragraph 1, item 5 of the Commercial Code of Japan, within the aggregate amount as provided for in law, pursuant to Article 266, paragraph 19 thereof as long as he/she performs his/her duties in good faith and without gross negligence.
From Article 24. to Article 32. (Descriptions omitted)	From Article 26. to Article 34. (Same as existing)

Existing Articles of Incorporation	Proposed amendment
(Newly established)	(Indemnification of Statutory Auditors) Article 35. The Company may, by resolution of the Board of Directors, indemnify any Statutory Auditor (including any ex-Statutory Auditor) to the extent as provided for in law, pursuant to Article 280, paragraph 1 of the Commercial Code of Japan as long as he/she performs his/her duties in good faith and without gross negligence.
From Article 33. to Article 38. (Descriptions omitted)	From Article 36. to Article 41. (Same as existing)
Supplementary Provisions 1. Notwithstanding the provision of Article 28 (Term of office), the term of office of Statutory Auditors remaining in office prior to the close of the ordinary general meeting of shareholders held in June 2003 shall be the same as the term of office as previously provided for. This Supplementary Provision 1 shall be deleted upon the expiration of the term of office of all the Statutory Auditors governed by the preceding provision.	Supplementary Provisions 1. Notwithstanding the provision of Article 30 (Term of office), the term of office of Statutory Auditors remaining in office prior to the close of the ordinary general meeting of shareholders held in June 2003 shall be the same as the term of office as previously provided for. This Supplementary Provision 1 shall be deleted upon the expiration of the term of office of all the Statutory Auditors governed by the preceding sentence.

Proposition No. 3: Election of five Directors

The term of office of Directors, Shigeki Matsuoka, Yukihiro Ukai, Yoshimasa Hayashi, Tetsuo Hikawa and Hiroyuki Mizuno will expire at the close of this Ordinary General Meeting of Shareholders. Hence, it is hereby proposed that five Directors be elected.

Candidate for Director Mr. Hiroyuki Mizuno satisfies the requirement for an outside director as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

The candidates for Directors are as follows:

No.	Name	Current title	Numbers of shares of the Company held by candidate
1.	Shigeki Matsuoka	President and Representative Director of the Company	1,806,000 shares

No.	Name	Current title	Numbers of shares of the Company held by candidate
2.	Yukihiro Ukai	Managing Director, Executive Officer responsible for LSI Business Unit of the Company, President and Representative Director of MegaChips LSI Solutions Inc.	96,000 shares
3.	Yoshimasa Hayashi	Director, Executive Officer responsible for Sales & Marketing, LSI Business Unit of the Company	668,000 shares
4.	Tetsuo Hikawa	Director, Executive Officer responsible for Corporate Planning of the Company President and Representative Executive Officer of MegaChips System Solutions Inc.	122,000 shares
5.	Hiroyuki Mizuno	Director	1,000 shares

(Notes)

1. Candidate for Director Yukihiro Ukai concurrently holds the office of Representative Director of MegaChips LSI Solutions Inc. However, as the company is a wholly owned subsidiary of the Company, he has no relation of special interest with the Company.
2. Candidate for Director Tetsuo Hikawa concurrently holds the office of Representative Director of MegaChips System Solutions Inc. However, as the company is a wholly owned subsidiary of the Company, he has no relation of special interest with the Company.
3. There is no relation of special interest between the other candidates for Directors and the Company.

Proposition No. 4: Election of one Statutory Auditor

Management desires to establish the system of four Statutory Auditors to further improve and strengthen the auditing system. Hence, it is hereby proposed that one Statutory Auditor be elected.

The Board of Statutory Auditors has consented to this proposition.

The candidate for Statutory Auditor is as follows:

Name	Current title	Numbers of shares of the Company held by candidate
Hisakazu Nakanishi	President and Representative Director of Yawata Kosan Co., Ltd.	11,328 shares

(Notes)
1. There is no relation of special interest between the candidate and the Company.
2. Mr. Hisakazu Nakanishi is a candidate for an outside statutory auditor as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

Proposition No. 5: Issuance of stock acquisition rights as stock options

It is hereby proposed to the shareholders for approval that the Company issue stock acquisition rights to parties other than the shareholders on specifically favorable conditions as provided for in Article 280-20 and Article 280-21 of the Commercial Code of Japan, as described below:

1. Reason for requiring the issuance of stock acquisition rights on specifically favorable conditions:

   To afford incentives to and raise the morale of the directors, corporate auditors and employees of the Company and its subsidiaries, as well as their outside collaborators, to contribute to increasing the market value of the Group, the Company intends to issue stock acquisition rights, free of charge, to the directors, corporate auditors and employees of the Company and its subsidiaries, as well as their outside collaborators.

2. Outline of the issuance of stock acquisition rights:

(1) Qualified grantees of stock acquisition rights:

Directors, corporate auditors and employees of the Company and its subsidiaries, as well as their outside collaborators.

(2) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

Not exceeding the total number of 400,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted in accordance with the following formula.

Such adjustment shall be made only to the number of the shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded.

Number of shares as adjusted	=	Number of shares before adjustment	×	Division/consolidation ratio

In the event that the Company is merged or consolidated with another company and the stock acquisition rights are succeeded to or in the event that the Company incorporates a company or transfers business by a corporate separation (*shinsetsu-bunkatsu* or *kyushu-bunkatsu*), the Company shall make such adjustment to the number of shares to be issued or transferred upon exercise of the stock acquisition rights as it deems necessary.

(3) Total number of stock acquisition rights to be issued:

4,000 rights (number of shares to be issued or transferred for each stock acquisition right: 100 shares).

(4) Issue price of a stock acquisition right:

Free of charge.

(5) Amount to be paid in upon exercise of a stock acquisition right:

The paid-in amount per stock acquisition right shall be a paid-in amount per share to be determined as follows (the "Paid-in Amount"), multiplied by the number of shares to be issued or transferred for each stock acquisition right as set forth in (3) above. The Paid-in Amount shall be an amount obtained by multiplying by 1.05 the average of the daily closing prices (regular way) of shares of the Company on the Tokyo Stock Exchange for the days (exclusive of any day on which transactions are not validly made) of the month immediately preceding the month under which the issue date of the stock acquisition rights falls, with any fraction of one yen rounded upward to the nearest one yen.

Provided, however, that if the amount so obtained falls below the closing price on the day immediately preceding the issue date of the stock acquisition rights (or if the closing price is not available on that day, the closing price on any day immediately preceding that day), the Paid-in Amount shall be the closing price on the day immediately preceding the issue date of the stock acquisition rights (or if the closing price is not available on that day, the closing price on any day immediately preceding that day).

In the event that the Company divides or consolidates its shares after the issuance of the stock acquisition rights, the Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In the event that the Company issues new shares at a paid-in price lower than the current market price (other than upon exercise of stock acquisition rights) after the issue date of the stock acquisition rights, the Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price per share}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

In the above formula, the "number of already issued shares" represents the total number of issued shares of common stock of the Company after deducting the total number of its shares of common stock held by the Company. In case of the disposition by the Company of its own shares, the "number of newly issued shares" shall be read as the "number of its own shares to be disposed of".

(6) Exercise period of the stock acquisition rights:

September 1, 2006 to September 30, 2009.

(7) Terms and conditions of the exercise of stock acquisition rights:

(i) Any grantee of stock acquisition rights shall remain in office as director, corporate auditor or employee of the Company or its subsidiaries, or their outside collaborator when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office as director or corporate auditor of the Company or its subsidiaries, or due to his/her mandatory retirement age or any other good reason.

(ii) Any stock acquisition right shall not be transferred, pledged or otherwise disposed of.

(iii) If any grantee of stock acquisition rights dies, his/her heir shall be entitled to succeed to his/her rights, subject to the terms and conditions stipulated in a "contract of granting stock acquisition rights" set forth in (iv) below.

(iv) Any other terms and conditions of the exercise of stock acquisition rights shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of the stock acquisition rights in accordance with the resolutions to be adopted at the this Ordinary General Meeting of Shareholders of the Company and at a meeting of its Board of Directors for the issuance of the stock acquisition rights.

(8) Events and conditions to cancel stock acquisition rights:

(i) In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

(ii) In the event that any grantee of stock acquisition rights ceases to meet the terms or conditions to exercise his/her stock acquisition rights as stipulated in item (7) above before he/she does so, the Company may cancel his/her stock acquisition rights without consideration.

(9) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

- END -

(Excerpt translation)

File No. 82-4861

June 25, 2004

To the Shareholders:

NOTICE OF RESOLUTIONS OF
THE 14TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 14th Ordinary General Meeting of Shareholders of the Company held today, report was made and resolutions were adopted as set forth below.

Yours very truly,

Shigeki Matsuoka
President and Representative Director

MegaChips Corporation
1-6, Miyahara 4-chome,
Yodogawa-ku, Osaka

Description

Matters reported:

Report on the balance sheet as of March 31, 2004 and the business report and statement of income for the 14th business year (from April 1, 2003 to March 31, 2004).

The Company reported on the contents of the above mentioned documents.

The Company posts its balance sheet and statement of income on its website (http://www.megachips.co.jp/kessan.html) in place of giving public notice thereof in the Nihon Keizai Shimbun.

Matters resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 14th business year

The proposition was approved and adopted as proposed. The ordinary dividend for the year was determined at ¥10 per share.

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 3: Election of five Directors

The proposition was approved and adopted as proposed. Messrs. Shigeki Matsuoka, Yukihiro Ukai, Yoshimasa Hayashi, Tetsuo Hikawa and Hiroyuki Mizuno were elected as Directors and assumed office.

Mr. Hiroyuki Mizuno is an outside director as provided for in Article 188, paragraph 2, item 7-2 of the Commercial Code of Japan.

Proposition No. 4: Election of one Statutory Auditor

The proposition was approved and adopted as proposed. Mr. Hisakazu Nakanishi was elected as Statutory Auditor and assumed office.

Mr. Hisakazu Nakanishi is an outside statutory auditor as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

Proposition No. 5: Issuance of stock acquisition rights as stock options

The proposition was approved and adopted as proposed.

- - - - -

After the close of this Ordinary General Meeting of Shareholders, the following Representative Director and Directors with specific titles were elected by resolution of the Board of Directors and assumed office:

President and Representative Director:	Shigeki Matsuoka
Managing Director:	Yukihiro Ukai

Additionally, after the close of this Ordinary General Meeting of Shareholders, Mr. Mitsuo Tsuji was elected as full-time Statutory Auditor from among the Statutory Auditors and assumed office:

- E N D -

(Translation)

June 25, 2004

To the Shareholders:

Notice of Correction to the "Notice of 14th Ordinary General Meeting of Shareholders"

We are sincerely grateful to the shareholders for attending the 14th Ordinary General Meeting of Shareholders of the Company held today.

Notice is hereby given that an error was found in "Proposition No. 5: Issuance of Stock Acquisition Rights as Stock Options" in the Notice of 14th Ordinary General Meeting of Shareholders sent to the shareholders as of June 3, 2004 and that it must be corrected as described below.

We deeply apologize to the shareholders for causing trouble.

Yours very truly,

Shigeki Matsuoka
President and Representative Director

MegaChips Corporation

Description

Corrigenda:

The adjustment formula set forth in "(5) Amount to be paid in upon exercise of a new share subscription right" is corrected as follows:

Correction:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \overset{*}{\times} \text{Paid-in price per share}}{\text{Current market price per share}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

Error:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \overset{*}{+} \text{Paid-in price per share}}{\text{Current market price per share}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

(Note) * shows a corrigendum.

- END -



Synergy

Annual Report **2004**

Year Ended March31, 2004

MegaChips Corporation



... was established in 1990 as an ... company in pursuit of integrating ... systems knowledge. Since then we have been developing cutting-edge system LSIs and systems products that incorporate our original algorithms and architecture in the areas of image, voice, music, and communications, using these advances to offer outstanding products and solutions to meet our clients' needs.

For a Society of more heartfelt Communication

The prevalence of broadband networks has dramatically increased in recent years. We are also witnessing the integration of broadcasting and communications technologies, as evidenced by the introduction of terrestrial digital broadcasting in Japan. To enable the instant transmission and reception of such massive digital information, the social infrastructure must be upgraded. The MegaChips group is helping to usher in this new age of a highly networked society. By developing original solutions utilizing our unrivaled technologies and know-how, we help to realize an environment where anyone can easily create, send, receive and use rich-media information that comprises a complex, lively mix of text, images, video, computer graphics, voice, music, and other media. Through the full realization of rich-media information, we enhance human expression and contribute to the spiritual fulfillment of human culture.



Contents

NOTE:
The contents of this annual report include forward-looking statements, with the exception of historical data noted as such. These statements are based on management's assumptions and projections in light of the information currently available to the company. These assumptions involve risks and uncertainties that may cause the actual results, performance or achievements to be materially different from those expressed or implied in the forward-looking statements.

Financial Highlights

MegaChips Corporation and its Consolidated Subsidiaries
For the years ended March 31

	Millions of yen					Thousands of U.S dollars (Note)
	2000	2001	2002	2003	**2004**	**2004**
FOR THE YEAR						
Net sales	¥ 37,738	¥ 53,851	¥ 36,899	¥ 29,056	**¥ 25,879**	**$ 244,857**
Cost of sales	33,413	47,226	30,164	23,312	**20,219**	**191,304**
Operating income	2,114	3,306	2,844	1,741	**1,509**	**14,274**
Net income	1,283	1,866	1,647	192	**280**	**2,653**
AT YEAR END						
Total assets	¥ 21,324	¥ 21,639	¥ 20,713	¥ 19,996	**¥ 18,183**	**$ 172,043**
Shareholders' equity	13,525	14,625	16,053	15,430	**15,372**	**145,441**
Per share information			Yen			Thousands of U.S dollars (Note)
Net income-basic	¥ 54.61	¥ 75.87	¥ 67.02	¥ 7.85	**¥ 10.09**	**$ 0.10**
Shareholders' equity	548.45	595.04	653.14	632.95	**607.49**	**5.75**
			Shares			Shares
Number of Shares issued at year end	24,661,017	24,661,017	24,661,017	24,661,017	**25,939,217**	**25,939,217**

Note: The U.S. dollar amounts are provided solely for the convenience of the readers at the rate of ¥105.95 US$1, the rate prevailing on March 31, 2004.

Net sales


0
15,000
30,000
45,000
60,000 (¥ Millions)
2000
37,738
2001
53,851
2002
36,899
2003
29,056
2004
25,879

Net income


0
500
1,000
1,500
2,000 (¥ Millions)
2000
1,283
2001
1,866
2002
1,647
2003
192
2004
280

Shareholders' equity


0
5,000
10,000
15,000
20,000 (¥ Millions)
2000
13,525
2001
14,625
2002
16,053
2003
15,430
2004
15,372

Total assets


0
5,000
10,000
15,000
20,000
25,000 (¥ Millions)
2000
21,324
2001
21,639
2002
20,713
2003
19,996
2004
18,183

Net Income per Share


0
20
40
60
80
(¥)
2000
54.61
2001
75.87
2002
67.02
2003
7.85
2004
10.09

Shareholders' Equity Ratio


0
20
40
60
80
100 %
2000
63.4
2001
67.6
2002
77.5
2003
77.2
2004
84.5

To Our Shareholders

During the fiscal year ended March 31, 2004, the MegaChips group strengthened its management structure to make a leap toward future growth



Shigeki Matsuoka
President and Representative Director

Results of Operations in Fiscal 2004

Although the Japanese economy generally remained uncertain in the fiscal year ended March 31, 2004 (fiscal 2004), it began to show some signs of gradual recovery in the second half of the year. Encouraged by the solidification of the U.S. economic recovery by recent U.S. measures such as tax reductions and monetary easing, Japan's economy has also trended upward, supported by the steady expansion of export activities and capital investment.

However, the business environment remained harsh in the electronic industry, despite healthy growth in the markets for digital appliances and devices (digital TVs, cameras, DVD player/recorders, cellular phones, etc.), and a resurgence of corporate investment in IT-related areas.

Given this business climate, we concentrated our energies on stepping up development work, marketing and sales efforts in our main business areas: customer-specific LSIs (ASICs), our mainstay business; competitive and original application-specific standard products (ASSPs), which enable effective image and voice compression/decompression, as well as transmission and communication; and unique systems products, which incorporate our cutting-edge LSI technology.

Although the consolidated results for fiscal 2004 surpassed our original estimates, MegaChips' profits and sales suffered declines from the previous year's figures. Consolidated sales dropped 10.9 percent to ¥25,879 million from fiscal 2003, and operating income fell 13.4 percent to ¥1,509 million. In addition, the recognition of an extraordinary loss of ¥715 million was responsible for compressing our net income to ¥280 million during fiscal 2004. This extraordinary

Net sales


0 10,000 20,000 30,000 40,000 50,000 60,000
(¥ Millions)
2000 37,738
2001 53,851
2002 36,899
2003 29,056
2004 25,879

Operating income


0 500 1,000 1,500 2,000 2,500 3,000 3,500
(¥ Millions)
2000 2,114
2001 3,306
2002 2,844
2003 1,741
2004 1,509

loss consisted primarily of expenses related to the restructuring of the Systems Business unit. However, net income still rose by 46 percent from the previous year, since this year's extraordinary loss was smaller than the ¥1,405 million extraordinary loss recorded in fiscal 2003.

Fiscal 2004 results by segments ❯

LSI Business

Consolidated sales for our LSI Business unit, which includes the design, development, and marketing of customer-specific LSIs (ASICs), and application-specific standard products (ASSPs), and sales of standard LSIs decreased to ¥22,827 million, down 10.3 percent from the previous year. This decline was primarily due to decreased sales of customer-specific LSIs (ASICs), which fell 16.4 percent to ¥16,184 million. Although LSIs for game software storage (Custom Mask ROMs) experienced steady growth, demand for LSIs for home-use game console and peripherals declined significantly. By contrast, sales of application-specific standard products (ASSPs) increased 9.8 percent from a year earlier, to ¥6,640 million, despite a drop in demand for LSIs for wireless communications, thanks to brisk sales of all-in-one single-chip LSIs for digital cameras and LSIs for 3G cellular phones, which process images, voice, music, and communications. Operating income for the LSI Business declined 10.8 percent from the previous year, to ¥3,535 million.

Systems Business

Consolidated sales for the Systems Business, including Other Systems offered by MegaChips System Solutions Inc.*, declined 15.7 percent from a year earlier, to ¥3,052 million. Sales of Commercial Systems posted a slight increase of 1.3 percent, to ¥1,614 million, reflecting the positive effects of new product introductions, and offsetting the softened demand for digital image recording and transmission systems due to protracted investment cutbacks of security monitoring equipment by corporations. Sales of Consumer Systems plummeted 90.5 percent to ¥42 million, as a result of the discontinuation of unprofitable projects and the streamlining of operations based on our policy of selection and concentration. Operating losses in the Systems Business were pared to ¥945 million, down 23.6 percent, from ¥1,238 million the previous year.

** Megafusion Corporation changed its name to MegaChips System Solutions Inc. as of October 30, 2003.*

Looking ahead to fiscal 2005 ❯

As of April 1, 2004, the MegaChips group had successfully completed its transformation to a holding company system to further improve groupwide corporate value for the intermediate and long term. While we have enhanced the groupwide management structure through organizational changes and streamlined operations during this fiscal year, the next fiscal year ending March 31, 2005 (fiscal 2005) will mark the beginning of our three-year management plan. (The details of the plan are discussed on pages 8-10.)

We project much improved profitability for next year and beyond. According to current estimates for fiscal 2005, consolidated sales are expected to total ¥24,930 million, down 3.7 percent from fiscal 2004. But consolidated operating income should reach ¥1,550 million, up 2.7 percent, and we expect net income to total ¥520 million, an 85.4 percent increase.

We are confident that our total commitment to the three-year management plan will build long-term shareholder value, and we look forward to growing the MegaChips group together with all the stakeholders in our company.

July 2004



President and Representative Director

Net sales by LSI business


0
10,000
20,000
30,000
40,000
50,000
60,000
(¥ Millions)
2000
34,727
2001
48,045
2002
32,466
2003
25,437
2004
22,827

Net sales by Systems business


0
1,000
2,000
3,000
4,000
5,000
6,000
(¥ Millions)
2000
3,011
2001
5,806
2002
4,433
2003
3,619
2004
3,052

Operating income by LSI business


0
1,000
2,000
3,000
4,000
5,000
(¥ Millions)
2000
2,957
2001
4,375
2002
4,450
2003
3,962
2004
3,535

Operatin income by Systems business


-2,000
-1,500
-1,000
-500
0
500
(¥ Millions)
2000
-74
2001
-173
2002
-669
2003
-1,238
2004
-945

Our Competencies and Business Areas

MegaChips "High-Tech Group Companies" We offer outstanding solutions in the field of rich-media communications

Since its founding, the MegaChips group has developed original products and services as a fabless entity emphasizing research and development. In the process of focusing on the development of technologies relating to image, voice, music, and communications that enable rich-media communications for enhancing human expression, we have also accumulated significant intellectual property assets. Now we are bringing the company to the next stage. Today the MegaChips group can offer a wide range of products and services designed to meet a variety of market needs, from LSIs and systems products to service solutions, thanks to the beneficial synergistic effects among three major businesses: LSI business, Systems business and Audio Authoring business.



Image format conversion for digital TV
Home LAN LSI
Multi-Window Control LSI for TV
Custom Mask ROM for the Nintendo GAME BOY COLOR
Custom Mask ROM for the Nintendo GAME BOY
System LSIs and Custom Mask ROM for the NINTENDO64
Custom Mask ROM for the Nintendo SUPER FAMICOM
Compact, lightweight, PC-less AV recording servers
Lightweight moving image servers
Technologies
Integrating LSIs and Systems knowledge
Application areas
Focus on the areas of image, voice, music and communication
Form of company
Fabless High-tech Company
1990
Establishment of MegaChips Corporation
1991
Start-up customer-specific LSIs (ASICs) business
1995
Start-up application-specific standard products (ASSPs) business and systems business
1998
Establishment of Sales subsidiary for Systems products


Application-specific standard products (ASSPs) business
System LSIs for 3G cellular phone
Image-processing LSIs for digital still cameras
Customer-specific LSIs (ASICs) business
Custom Mask ROM for the Nintendo GAME BOY ADVANCE SP
System LSIs for the NINTENDO GAMECUBE
Custom Mask ROM for the Nintendo GAME BOY ADVANCE
Systems products
Network camera
Digital video recorder
Image transmission servers
Service solutions for network communications
Audio Authoring Software
Various audio authoring software

2000

Establishment of Megafusion Corporation
Start-up rich-media business

2004

The shift to a holding company system

LSI Business

Planning and developing system LSIs for growing market segments, including games, mobile devices and digital appliances

We develop system LSIs that harmonize the contradictory demands of increasing the performance and multifunctionality of digital still cameras, 3G cellular phones, digital TVs and other devices and appliances, while reducing their size and power consumption. Our distinctive strengths reside in our capabilities in developing high-performance system LSIs within a short time and differentiating our products from competitors by concentrating management resources on R&D work for growing market segments. The effective development and exploitation of intellectual property rights on original technologies enables the continual buildup of MegaChips assets.

Systems Business

The creation of new markets through original audio and visual systems products that incorporate our proprietary image, voice and music compression and decompression technologies

Capitalizing on our image-, voice- and music-processing technologies, we plan and develop systems products for recording and transmitting digital images, speech and music over broadband networks. In addition, the installation of system LSIs developed by a group company, MegaChips LSI Solutions Inc., makes possible high-performance, cost-efficient systems products.
Designed to address the entire spectrum of client issues, MegaChips' service solutions include not only system integration and operation services, but product development proposals and consulting services as well.

Audio Authoring Business

Importation and sales of world-renowned music editing and audio authoring software for Japanese users

We import various audio authoring software for computer-assisted music production and editing from overseas software manufacturers, prepare Japanese translations and technical adaptation, and sell these Japanese versions in the domestic market. Our product lineup caters to private, corporate, and educational users, from novice PC users to professional musicians. We also offer other music-related products, including music notation software and sound cards to connect PCs with musical instruments, as well as providing comprehensive customer support.

The New formation of MegaChips Group

Former MegaChips Group Structure

MegaChips

MegaChips Corporation

LSI Business

Planning and development of system LSIs for digital appliances and devices; prefabrication operations (prior to contracting out production); and sales and marketing.

Systems Business

Development of commercial and consumer systems products
Planning, development and prefabrication operations for digital image recording and transmission systems and other commercial products; and network cameras and other consumer products.

Sales and support services
Sales and customer support services for commercial and consumer systems products.

Service solutions for network communications
Development and sales of tools for rich-media communications, consisting of images, music, voice, text and data; system integration, server system configuration.

mf
megafusion

Megafusion Corporation
Name change to MegaChips System Solutions Inc., as of October 30, 2003.

Audio Authoring Business

Importation of software and peripherals for high-quality music and video production and editing; preparation and sales of the Japanese versions.



Systems Business
Fiscal 2004
Sales (results)
¥25,879 million
88%
LSI Business

Sales by segments

22,827 (¥ Millons)
3,052 (¥ Millons)

October 1, 2003

Megafusion is made a wholly owned subsidiary (Shareholding ratio 48.9%→100%)
The Systems Business is reorganized, combining functions and redistributing them between MegaChips and Megafusion

What the shift to the holding company system is designed to achieve

Two management challenges confront the MegaChips group for the intermediate term: establishing high profitability in the LSI Business by enhancing the development and sales capabilities of ASSPs; and putting an end to losses in the Systems Business and guiding it back into profitability as early as possible. The shift to a holding company system, completed in April 2004, was deemed optimal for achieving these goals, by enabling the most efficient distribution of management resources. In addition, the new system will clearly define the responsibilities and autonomy of the separate business subsidiaries.

During the fiscal year ended March 31, 2004, we have already started tackling these challenges by aggressively investing in the LSI Business and streamlining the Systems Business. We spent 60 percent more in R&D investment than in the previous year, and bolstered the workforce for the LSI Business. In the meantime, the policy of selection and concentration dictated a restructuring of the Systems Business, which reduced its personnel by more than 40 percent.

In the new holding company structure, three

MegaChips Holding Company System


Audio Authoring Business
Systems Business
5%
7%
Fiscal 2004
Sales (results)
¥25,879 million
88%
LSI Business

Sales by segments after the shift to the holding company system (unaudited)

- 22,827 (¥ Millons)
- 1,816 (¥ Millons)
- 1,236 (¥ Millons)


MegaChips
MegaChips Corporation
Listed on the No.1 Section of the Tokyo Stock Exchange
100% subsidiary
LSI Business:
MegaChips LSI Solutions Inc.
100% subsidiary
Systems Business:
MegaChips System Solutions Inc.
100% subsidiary
Audio Authoring Business:
Cameo Interactive, Ltd.

April 1, 2004

The shift to a holding company system is completed
The new MegaChips group structure goes into effect

distinct subsidiary companies were set up under MegaChips Corporation, assuming responsibilities for the LSI Business, Systems Business, and Audio Authoring Business, respectively. By giving these subsidiaries autonomy in planning and executing the strategies and tasks for their areas of concentration, the new group structure promotes efficiency and facilitates the timely introduction of new products and services. MegaChips Corporation, on the other hand, focuses on groupwide strategic planning and optimal resource distribution in order to improve corporate value.

Within the new subsidiary company organization, MegaChips System Solutions Inc.* has taken over the former Systems Business unit, which used to include the audio authoring business, but now concentrates exclusively on systems products and services. The audio authoring activities have been set up as an independent business area, under the aegis of Cameo Interactive, Ltd. Finally, the activities of the LSI Business unit have been assumed by the third subsidiary, MegaChips LSI Solutions Inc.

* *Megafusion Corporation changed its name to MegaChips System Solutions Inc. as of October 30, 2003.*

Our Medium Term Management Plan

Wasting no time in implementing groupwide reforms

The MegaChips group has started instituting the measures set forth in the three-year management plan for the fiscal year ending March 31, 2005 (fiscal 2005) through the fiscal year ending March 31, 2007. The effective implementation of the plan will facilitate our growth into a fabless, R&D-focused company group with a unique set of powerful rich-media technologies. We will continue to launch our high-performance original products into emerging market segments, accumulate experience and know-how in the targeted markets, and sharpen our consulting skills to better meet the needs of our customers. By capitalizing on the synergistic effects among the group companies, we will also maximize corporate value on a groupwide basis.



Shigeki Matsuoka
President and Representative Director

Seizing future profit opportunities with an unparalleled technology platform

The integration of knowledge about LSIs and systems — this foundational MegaChips concept lives on. Concentrating our management resources on technology and product innovation for the digitization of images, voice, music and communications, we develop algorithms and architecture that enable more effective image compression/decompression, voice/music and communications processing, and design optimal solutions to customer needs.

In the process of conducting basic research and developing new products, we register patents and other intellectual property rights on our innovative technologies. The accumulation of creative assets gives us an unrivaled competitive edge over our competitors.

MegaChips has no factories; all production is done by contracted manufacturers, so we can focus exclusively on the research and development of advanced technologies. This fabless business model gives us a distinct competitive advantage by allowing us to swiftly expand our operations to accommodate emerging technologies, without making large capital investments. We are committed to leveraging the extraordinary resources of this technology platform within the group to seize and expand market opportunities.

Groupwide Goals ❯

Ensuring stable, long-term growth

Historically, customer-specific LSIs (ASICs) represented a large proportion of our sales, leaving financial results extremely vulnerable to fluctuating demand levels. To counterbalance this instability, we have designated application-specific standard products (ASSPs) and systems products as new growth areas, and reorganized the business units for sustainable growth.

While ASSP sales and profit have steadily expanded, losses from the systems products business have risen each year through fiscal 2003.

Groupwide Goals for the Three-Year Management Plan

Focuses:

Selection and Concentration
Identify and focus on appropriate target markets, operations and products, by exploiting core competencies.

Efficiency
Facilitated by the holding company system, speed up decision making and the implementation of programs and policies; take advantage of alliances with other companies.

Synergy
Reap the benefits of synergy among group companies by capitalizing on their competitive technologies and know-how.

Establish a solid foundation for long-term, stable growth

Consolidated operating income: ***¥2,900 million***

Operating profit margin: ***more than 9 percent***

Goal

Consolidated operating income

LSI Business Secure a stable profit base with ASICs, and accelerate growth with ASSPs.

Systems Business Focus on security monitoring systems and consumer systems, and return the unit to profitability.

Audio Authoring Business Ensure stable growth through segment-by-segment marketing.

As of March 31, 2004 → **As of March 31, 2007**

Thus the overarching priority of the three-year plan is to accelerate the growth of ASSP sales, make the Systems Business profitable, and to secure stable growth in the Audio Authoring Business. We will also focus on expanding our client bases along with our product lineup, to optimize the distribution of risk and ensure long-term stable growth for the entire group.

Raising profitability, and improving operating income

These strategic plans are reflected in our financial goals: to achieve consolidated sales of ¥30,000 million, operating income of ¥2,900 million, and an operating profit margin* of 9 percent during the fiscal year ending March 31, 2007, the final year of the three-year plan.

We attach great importance to levels of operating income as an indicator of growth, while also emphasizing operating profit margins as the best representation of profitability. We believe higher ratios are achieved when a company conducts healthy, competitive operations.

In addition, we will continue to improve on asset efficiency. Nonperforming assets are minimized by our fabless business structure, which maintains no production facilities, deploys a "just-in-time" inventory system, and makes no investments in traditional fixed assets such as land and buildings to weigh down our balance sheet. We also rely on alliances with other companies for sales and customer support, and for the development of peripheral, "non-core" technologies. Our consolidated financial position is also strengthened by the vigilant monitoring of cash flow, return on equity and return on assets.

**Operating profit margin = operating income ÷ sales*

Succeeding with three keys: "selection and concentration," "speed," and "synergy"

The MegaChips group adopts "selection and concentration" as our strategy. We will identify growth areas, and concentrate our resources on R&D activities relating to the growth areas. First we will introduce high-end, high-performance products for these target markets, and then pursue larger markets with lower-priced, mass-produced products. In addition, we plan to expand our consulting services, while cultivating a closer familiarity with our users' needs as we sharpen our consulting skills.

The holding company system will help us meet the important challenge of speeding up the implementation of programs and policies. This structure facilitates swifter decision making while ensuring organizational efficiency in executing operational tasks. At the same time, we will negotiate more alliances with other companies which accelerate the introduction of new products, and reduce the risks of investment and minimize the potential for accumulating losses.

We will ensure that our subsidiaries reap the benefits of synergy by capitalizing on their unique

Our Medium Term Management Plan

technologies, business practices and networks. While each subsidiary concentrates on its distinctive growth areas, the MegaChips group management will develop a solid basis for long-term groupwide growth, as we strive to augment profitability and maximize corporate value.

LSI Business

Exploiting core technologies to focus development on LSIs for mobile devices

In the LSI Business, the group's main pillar, we place special emphasis on developing application-specific standard products (ASSPs) for mobile devices, and plan to secure high profitability by offering original products that incorporate our core technologies.

As demand grows for increasingly sophisticated functions in mobile devices, LSIs must be capable of delivering high performance in processing high-resolution digital images, graphics and music. Our reputation for offering high-performance LSIs is unrivaled, thanks to our established technologies that enable image, voice, music, and communications processing with low power consumption. To increase the customer base for these LSIs for high-end products, our first goal is to solidify and enhance market awareness of our company. Next, we plan to aggressively expand our market share with LSI products for less sophisticated mass-market mobile devices, a sector in which we have already started to bolster sales.

Our LSIs have established a solid reputation in the markets for high-performance digital still cameras and 3G cellular phones. The emerging market for digital terrestrial broadcasting represents another growth opportunity for our company; sample shipments of LSIs for this fledgling service are growing steadily. Furthermore, by combining technologies for these high-performance LSIs, we believe that new LSI products can be developed for more competitive devices with complex functionality.

We have already given priority to deploying human resources and allocating R&D investments for the LSI Business during fiscal 2004, and will continue to implement strategies for growth in this business area.

Application-specific standard products (ASSPs)



LSIs for digital still cameras

All essential functions for digital still cameras are incorporated into single-chip designs that support image sensors up to 64 megapixels. These LSIs are reasonably priced, making high-performance digital cameras possible at modest cost.



LSIs for 3G cellular phones

Designed to process rich-media information on a single chip, these LSIs for 3G cellular phones can effectively send and receive a combination of text, still pictures, video, voice, music and other information media.



LSIs for terrestrial digital broadcasting

Two types of OFDM (orthogonal frequency division multiplexing technology) demodulation LSIs are available: one supporting all 13 segments for high-definition television broadcasting, and the other supporting 1 segment dedicated to mobile services. Both products feature low power consumption and excel in stable image reception, even for mobile devices traveling at high speeds.

Systems Business

Focusing on developing image-processing systems products for security monitoring and personal uses



During fiscal 2004, we merged and reorganized our sales and development divisions, so they now report to one executive within the Systems Business. Consequently, during fiscal 2004, the various departments responsible for development, production control, marketing, sales and customer services were able to speed up the decision-making process, share strategies more effectively, and undertake the task of prioritizing target markets and development projects. R&D and sales resources are being deployed based on assessments of target markets and development projects. The streamlined organizational structure and well-defined priorities allow us to focus on offering distinctive original products, effectively enhancing our product lineup in the target markets and expanding our customer base, thereby facilitating the early turnaround of the Systems Business.

More specifically, our first goal is to grow our commercial systems business in the security monitoring market by introducing customer-specific image recording/transmission systems that meet the user's particular operational needs, as well as high-performance systems for general company use. Second, we will accelerate the development of innovative consumer systems products that incorporate our ASSPs to gain a leadership position in the markets for individual users and small businesses.

We also regard cutting-edge solutions to offer various services as a means to increase customer satisfaction and develop leads on profitable opportunities in the future. Guided by this hands-on experience with customer needs, we plan to support clients in various venues, including sales of products, system integration, and total system operating.

Our goal is to return the Systems Business to profitability during the fiscal year ending March 31, 2006.

Audio Authoring Business

Expanding segment-by-segment marketing activities

In the Audio Authoring Business, now independently managed by Cameo Interactive, Ltd., we will focus on enhancing relationships with customers and overseas software makers to fortify the profitability of PC-based music production/editing tools for music lovers, enthusiasts and professionals. Cameo Interactive, Ltd. will strengthen the value of its brand name, and leverage this value to augment profits.

By capitalizing upon the synergistic effects between audio authoring technologies and other group companies, we will also explore new opportunities to target a wider user base.

Corporate Governance

Separating oversight and execution, and building a transparent, effective group structure

We believe the holding company structure represents the ideal management system for maximizing our corporate value as a group, through the close coordination of the holding company and its subsidiaries.

By investing each subsidiary with management autonomy, we will further speed up decision making. The board of directors of the holding company thoroughly reviews the status of the subsidiaries' business operations, thus ensuring transparency of management while facilitating timely decision making. The board consists of seven members, six from MegaChips group companies and one outsider director. Having the top executives from each group company as board members facilitates the distribution of detailed company-specific information and a more thoroughly informed discussion of emerging issues. This process strengthens the board's supervisory capabilities while encouraging decisions that promote the broader objectives of maximizing groupwide corporate value rather than each company's specific perspective.

Needless to say, the audit function is critical at the holding company level to ensure that the decision making and business conduct of senior executives conform to internal company rules and Japanese legal requirements. The audit team consists of four members, three of whom are outside auditors.

Management transparency is also facilitated by the conscientious efforts of our investor relations team to disclose our business activities in a timely manner to shareholders and other stakeholders. We readily make information available about any emerging development that is relevant to the group business and its management.

We are fully committed to fulfilling our duty to shareholders and other stakeholders to securely establish a healthy, transparent business management system, and to maintain effective corporate governance within the group.



Group Synergy

Working to complement the distinctive strengths of each unit, and growing together as a group entity

As the holding company, MegaChips Corporation accepts the ambitious challenge of devising and managing group strategies to continually raise MegaChips' corporate value, thereby fulfilling our duty to shareholders and other investors. Our most important priority is establishing a groupwide management strategy, and allocating management resources for maximum impact.

Experimental steps have already been taken by group companies to derive the greatest advantage from their synergistic potential. For example, engineers in the Systems Business have started incorporating ASSPs developed in the LSI Business into their commercial and consumer systems products. The rapid introduction of such unique systems products into the market will help establish a new profit center. Different business areas are also engaged in ongoing exchanges of knowledge and know-how: expertise in dealing with the hardware and software of systems products can benefit the development of next-generation LSI products; experience in consumer relations in the audio authoring business can be deployed in the marketing of consumer systems products; client bases for LSIs and systems product may help generate development concepts for new audio authoring products.

Such close cooperation should yield various synergistic effects among the group companies, helping to maximize groupwide profitability. By cultivating synergy, we also aim to infuse the subsidiaries with the entrepreneurial spirit of the MegaChips corporate culture.

We are fully committed to growing into a full-service corporate group, providing a wide range of LSIs, systems products, and service solutions* that enable the full realization of rich-media information (mixing text, image, video, computer graphics, voice, sound, music and other media) to enhance human expression and contribute to the spiritual advancement of human culture.

Designed to address the entire spectrum of client issues, MegaChips' service solutions include not only system integration and operation services, but product development proposals and consulting services as well.

■Systems products

Digital video recorders for network use

RecWatch MR-9020



Developed specifically for the security monitoring markets, the RecWatch MR-9020 employs our original image codec format, SRVC (Super Real-Time Video Codec), which enables recording at a compression rate six times higher than the JPEG standard. This model also features such functions as easy image searches by time and date, recording only of movements detected by a motion detection sensor, and over-the-network remote control operation.

Network cameras

Our network cameras feature the same MPEG4 audiovisual data-compression format used in 3G cellular phones, as well as outstanding connectability with networks. High-quality digital images, video, voice and music data can be easily transmitted via 3G cellular phone and ADSL networks.



Environmental Activities

We continue to pursue our management policy of respecting environmental imperatives to help protect our earth's irreplaceable environment.

Basic Policy

The MegaChips group believes it is indispensable to promote global environment preservation efforts for future generations. By operating business in harmonious relations with the environment, we are committed to contributing to environmental preservation efforts on a global basis.

Environmental Management System

As part of the groupwide efforts, MegaChips Corporation, MegaChips LSI Solutions Inc. and MegaChips System Solutions Inc. have all succeeded in setting up environmental management systems, and all have obtained ISO14001 certifications in February 23, 2004.

Internationally recognized, ISO14001 is a family of standards, primarily setting management system standards to minimize harmful effects on the environment by business activities.


JACO

MegaChips Group

CERTIFICATE OF APPROVAL

ISO 14001:1996 · JIS Q 14001:1996

Summary

MegaChips Corporation

- MegaChips Corporation promulgates environmental policies for its group companies and initiates groupwide environmental activities. It oversees groupwide compliance with environmental laws and regulations, and assists group companies in developing environmentally friendly products. At the same time, MegaChips urges its contracted manufacturers to reduce the use of materials and manufacturing processes that are harmful to the environment.
- The parent company also develops groupwide "Eco-Office" initiatives for energy saving, resource conservation, and recycling practices within its offices.

MegaChips LSI Solutions Inc.

- MegaChips LIS Solutions Inc. designs low-power consumption LSIs and implements energy-saving technologies. When integrated into customers' systems and devices, our products help reduce the use of batteries and electricity, as well as the CO_2 emissions associated with electricity generation.
- The integration of systems and functions in single-chip design reduces the production of parts and components. One-chip designs also enable more compact designs of end products such as cellular phones and digital cameras. Through the use of optimal algorithms and the most modern precision machining technologies, our engineers continue to devise ways to develop more compact, energy-saving LSI products.
- Special attention is paid to the design of devices that do not use substances harmful to the environment: e.g., lead-free packaging, reduced coloring material in cardboard boxes.

MegaChips System Solutions Inc.

- MegaChips System Solutions Inc. makes continuous efforts to reduce the number of parts and components in its product designs and to shorten development time, thereby contributing to energy and resource conservation. Parts reduction also helps make products more compact, and shorter development time means less energy consumption in our offices. During the development process, environmentally harmful substances are also eliminated or reduced.
- By standardizing the parts and components among its products, and saving energy and resources, MegaChips System Solutions Inc. strives to achieve efficiency in product development, as well as efficiency in production at contracted production plants.





Strategies of Operating Companies



LSI Business

MegaChips LSI Solutions Inc.

Systems Business

MegaChips System Solutions Inc.

Audio Authoring Business

Cameo Interactive, Ltd.

Strategies of Operating Companies   LSI Business

MegaChips LSI Solutions Inc.

Creating a de facto standard for system LSIs used in mobile devices for rich-media communications

The MegaChips group boasts extraordinary intellectual property assets, comprising outstanding technologies relating to image, voice, music, and communications processing. Building upon these technologies, our company will continue improving customer-specific LSIs (ASICs), and enhance application-specific standard products (ASSPs) for growing markets such as mobile devices. Our strategy is to first gain market recognition with high-performance ASSPs, then to expand sales by offering less sophisticated ASSPs for mass-market products. By developing and introducing value-added ASSPs with unparalleled technical features, we will fortify our presence in the rich-media communications market.



MegaChips LSI Solutions Inc.
Yukihiro Ukai, President

ASICs–Customer-specific LSIs



LSIs for games

Offering a variety of products to secure a stable profit center

We currently supply a number of system LSIs for games, including LSIs for data backup in the NINTENDO GAMECUBE and large-capacity, power-saving LSIs for game software storage in the Nintendo GAME BOY ADVANCE. ASICs for games are positioned as one of our crucial profit centers.

ASSPs–Application-specific standard products



LSIs for digital still cameras
DSC series

Fortifying our reputation in LSIs for high-end products, then expanding market share with the introduction of LSIs for mass-market products

The DSC series is a high-performance system LSI that integrates the functions essential to an advanced digital still camera on a single chip. The latest model, the DSC-3H, enables 64 megapixel resolutions for high-end cameras, supports various types of CCD (charge-coupled device) and CMOS (Complementary Metal Oxide Semiconductor) sensors, in addition to all the essential functions, including JPEG compression/decompression, interfaces (USB and others), and TV encoders. It also features a function that improves continuous shooting speed. The DSC-3H has won high accolades in the market since we began supplying this LSI to a number of digital still camera manufacturers at home and abroad.

We plan to offer new LSIs for high-volume, lower-end digital cameras at a more modest price, without compromising the performance they deliver. While growing our sales and gaining market share with mass-market models, we also plan to launch high-performance LSIs with MPEG-4 video recording functions.



LSIs for 3G cellular phones
RSOC (Rich-media Service On Chip) series

Broadening our product RSOC2 offerings in response to 3G commercial services

The RSOC series is a rich-media processing LSI that is compatible with the 3G cellular phone standard. The RSOC-1 model enables all the necessary data-processing functions for 3G cellular phones, integrated in a single chip. These functions include real-time video telephony, video on demand (VOD), video mail, music record/play, and high-resolution digital photos.

We expect sales of the RSOC series to grow along with commercial 3G cellular phone services at overseas.

During fiscal 2005, we will start ramping up production of the RSOC-2 model, an even higher-performance chip that makes ever more sophisticated functions possible: improved MPEG-4 image processing, 4 megapixel digital photo images, image enlargement/minimization/rotation, JAVA accelerator, among others. In addition, we are developing yet a higher model, RSOC-3, that

ASSP Business Plan



Sample shipping
On mass production
FY2003
FY2004
FY2005
FY2006
(Years ended March 31)
LSIs for digital still cameras
DSC-2
~16M Pixel 36M Byte/sec
DSC-3
~16M Pixel 96M Byte/sec
Low-power consumption
DSC-3H
~64M Pixel 96M Byte/sec
Functional enhancement
LSIs for 3G cellular phones
RSOC-1
MPEG4, VGA still image, Digital audio
DRAM stack packaged version
RSOC-2
MPEG4/H264, Megapixel still image
2D/3D graphics
RSOC-3
Function to enable reception of digital broadcasting
OFDM demodulation LSIs for digital broadcasting
Prototype board
Stable demodulation while moving
1 segment demodulation LSI
Low-power consumption
Stable demodulation while moving
13 segment demodulation LSI
Stable demodulation while moving

includes a new function to enable reception of digital broadcasting. We plan to add new LSI products that cater to various 3G cellular phone users, while selecting functions with an eye towards keeping prices affordable.

LSIs for digital broadcasting

LSIs for OFDM (orthogonal frequency division multiplexing technology) Starting sample shipment of two types of LSIs

— OFDM demodulation LSIs for one-segment partial reception for mobile devices; 13-segment reception for high-definition television broadcasting*

We have developed two types of OFDM demodulation LSI models, one supporting the segment dedicated to mobile services, and the other supporting all 13 segments for high-definition television broadcasting. Both products received highly positive responses from domestic customers who were given samples for evaluation. Further performance improvements, along with reduced power consumption, are planned for the OFDM demodulation LSIs, to better meet the demands of mobile devices.

* *One-segment partial reception uses a dedicated segment among 13 OFDM segments that is allocated for mobile services.*

Developing more sophisticated LSIs that support new image and video coding/decoding standards

We are advancing our development of LSIs that support the JPEG2000 standard, a higher version of the JPEG image-compression standard. We will explore applications of this new type of LSI for the next-generation digital still cameras, as well as for security-monitoring systems in our Systems Business.

We are also moving ahead with the development of algorithms and architecture that are capable of H.264 decoding and encoding, the next-generation video compression standard. Our RSOC-2 LSI has already incorporated a function that allows H.264 to run on software for the CPU built into a 3G cellular phone, and we look forward to perfecting development of our next RSOC product, which will enable H.264 to run on a hardware platform, making even higher performance by processors possible.

Enhancing customer support services in Japan and overseas, while expanding cooperation with allied companies

The LSIs that we supply to customers in Japan are accompanied by Software Development Kits (SDK), which provide support for optimal uses of our LSI products. As part of our strategy to grow our business over the long term, we plan to enhance such support services by expanding the number of alliances we maintain with companies in the areas of software and system development and strengthening cooperative efforts with them.

We also plan to establish a similar support system for overseas customers. We currently market our products in Korea, Taiwan and China through Japanese trading companies. As Asian sales grow, we are in the process of erecting a support system there, and plan to designate alliance partners for providing technical support to these customers.

Strategies of Operating Companies Systems Business

MegaChips System Solutions Inc.

We plan to generate profits by further streamlining priorities through our "selection and concentration" policy, while capitalizing on our expertise in image and communications technologies

Our systems products for recording and transmitting digital images, voice, music and communications deploy advanced technologies that will play a pivotal role in the emerging markets for broadband transmission. Our products deliver high performance and sophisticated functions by realizing the potential of our original image compression/decompression and communications technologies, as well as implementing state-of-the-art system LSIs by MegaChips LSI Solutions Inc.

We will continue to take advantage of our technological strengths in the areas of digital image and communications by focusing on the development of two promising product lines - commercial systems products for security monitoring markets and consumer systems products. Concentrating on these target development areas, we will thoroughly familiarize ourselves with our customers' needs, and introduce innovative products in a timely manner that address these issues. This strategy will help us achieve our goal of improving profitability as quickly as possible.



MegaChips System Solutions Inc.
Tetsuo Hikawa, President

Commercial Systems Products

Digital video recording and transmission systems for security monitoring markets

Expanding business areas and diversifying product lineup while realizing the potential of our image and communications technologies

A brighter business climate is on the horizon for Japan, amid predictions of increased capital spending during the fiscal year ending March 31, 2005. Investments in enhanced security monitoring systems are also expected to grow, particularly in response to a rise in the rates for serious crimes.

Against this backdrop, we have identified systems products for security monitoring purposes as an important source of profits. Our security monitoring systems have already earned acclaim in the market, especially the RecWatch MR-9020, a digital video recording and transmission system equipped with LSI devices that feature SRVC (Super Real-Time Video Codec), our original image compression/decompression format. SRVC technology enables frame-by-frame viewing without loss of image quality, even at high compression rates, making it ideal for security monitoring.

We plan to capitalize on such new technology to expand our business, targeting security service providers and manufacturers of ATMs, elevators and POS systems. In the meantime, we will continue designing new products based on our core image and communications technologies.

Consumer Systems Products

Network cameras and other products

Taking advantage of high-performance LSI technology and compatibility with cellular phones to establish a leading market position

Our network cameras are equipped with high-performance LSIs developed by MegaChips LSI Solutions Inc. for cellular phones. These network cameras thus use the same data-processing standard (for image, voice, music and communications) as 3G cellular phones, making our network cameras compatible with cellular phones for data transfer and communications. Most of our network cameras are currently produced by Original Equipment Manufacturers (OEM) and sold under their brand. While we continue to expand sales of network cameras in OEM markets, we also plan to launch MegaChips brand products to capture additional market opportunities.

We are also in the process of developing a new type of network camera that requires no

Flowchart of CAMon EZ video streaming service


Internet
CDMA 1X WIN Network
Dynamic DNS Service
CDMA 1X WIN
I-O DATA
ダイナミックDNSサービス
iobb.net
Dynamic DNS Service
KDDI Video Server
MegaChips
BROAD▸STREAM
Network camera
3G cellular phone model
for broadband networks
Image transmission
from a network camera
to the KDDI server
Image conversion
and transmission
to cellular phones
Registration and
support services
for users

Main Features

○Real-time video streaming from a live camera placed by a user; images receivable on up to five different cellular phones chosen by the registered user
○Security protected by user ID and password

Applications and Uses

To monitor a home during the homeowner's absence; to monitor busy foot traffic in a retail store

tedious PC-based configuration work, and we look forward to introducing it in the near future.

Our strategy is to design and develop original consumer systems for personal use, while incorporating high-performance system LSIs devices by MegaChips LSI Solutions Inc. into our products.

Service solutions utilizing networks

Image monitoring and multimedia streaming

Developing total solution systems that incorporate our products

More and more devices are being connected to networks, simplifying complicated exchanges of information and making possible transmission of high-volume data. We are taking advantage of synergistic effects among MegaChips group companies to offer service solutions, and we plan to focus increased attention on developing total systems that utilize networks. In the process of meeting customer needs for new systems, we aim to expand our profit opportunities.

The latest example of this strategic direction is the launch this July of a new service called CAMon EZ, developed jointly with KDDI Corporation and I-O Data Device, Inc. This is a real-time video streaming service for individual cellular phone users. A registered user sets up a network camera at any location he or she chooses, to receive and view real-time video streaming on the CDMA 1X WIN* model cellular phone, via the Internet. The user need only hook up the camera to the Internet.

The CAMon EZ service is unique in that the camera can be set up at locations chosen by the individual user, and images are sent to the cellular phone in real time. A registered user can send images to up to five different cellular phones, including his or her own phone. This represents a big advance over existing video image distribution services for individual cellular phone users, in which cameras are fixed at sightseeing spots and other locations predetermined by service providers, who transmit images to registered users. The CAMon EZ service is the first in the industry to offer a real-time streaming service for individuals to receive images from camera positions of their own choosing.

To use the CAMon EZ service, one needs to first purchase the camera, then register for the service on the website run by MegaChips System Solutions Inc. Since user registration requires an ID user name and a password, the security of private images is protected. CAMon EZ streaming live video features a rate of 15 frames per second, ensuring smooth, high-quality moving images.

** The CDMA 1X WIN is a 3G cellular phone model for broadband networks, offered by KDDI Corporation.*

Cameo Interactive, Ltd.

Using effective marketing techniques to target selected user groups, we will continue to introduce competitive products and fortify our leadership position.

Cameo Interactive, Ltd. prides itself on the superlative reputation it has earned from foreign software companies for its well-articulated sales channels and networks, sales know-how and services. As the Japanese distributor and sales agent for major overseas makers of audio authoring software and digital audio solutions, we have maintained the leading market position in Japan by importing and marketing a variety of popular products. We offer a full lineup of music-production software to Japanese customers, claiming high shares of the major market segments and leaving no room for competitors to gain a foothold. By closely monitoring new product developments and analyzing Japan's market trends, we continue to introduce new offerings in a timely fashion. We will also explore new market opportunities with products that appeal to a wider range of music fans who want to experience the joy of creating and editing music.



Cameo Interactive, Ltd.
Takahiro Sonoda, President

Audio Authoring Software and Solutions

Introducing renowned audio solutions to the Japanese market

Our main business comprises sales of imported software and digital solutions for music production and audio editing, as well as system integration services. We make available outstanding products from companies such as Steinberg Media Technologies (Germany), MakeMusic! (USA), RME (Germany) and Cycling '74 (USA), preparing and marketing their Japanese versions and providing after-sales support services.

Our broad product range caters to a wide spectrum of users, from music fans to professional musicians. Our products facilitate PC-based music notation, editing and production at modest cost, thereby eliminating investment in expensive music production and editing systems such as synthesizers and effectors.

One of our most notable offerings is the Cubase authoring software program by Steinberg, the global market leader in Windows *-based music production products. Cubase enables the recording of vocal and instrumental tracks in multichannel audio paths, along with their editing and mixing towards the creation of a master CD. The program comes with a variety of upgrades and plug-in software, including some containing new drum sound techniques and high-pitched female singing voices. Consequently, our marketing strategy for this product focuses on developing long-term relationships with customers who purchase the basic version, encouraging them to buy the new upgrades and plug-in products as they become available.

We have singled out two promising profit centers for special emphasis, built around marketing to two distinct user groups: schools, educators and individual music lovers. While the audio authoring market is stable, we cannot expect high growth rates. Therefore, our basic policy is to secure and expand our market share by gaining a competitive edge. It is important for us to enhance relationships with our overseas suppliers, as well as with our Japanese customers, and to upgrade our brand value. We also plan to study business opportunities in new areas, cultivating synergistic effects with other group companies.

** Windows is the registered trademark of Microsoft Corporation.*

Expanding product offerings for semiprofessional markets through Customer Relationship Management (CRM)

Thanks to strong, profitable products such as Cubase, we have maintained a large share of the semiprofessional markets, primarily comprising semiprofessional musicians and individual music lovers.

Partnerships with Overseas Software Companies

Steinberg Media Technologies (Cubase SX)


Cubase SX



Optimized for the latest OS environment, Cubase makes the editing of multiple MIDI and audio parts easier, and enables multichannel, stereo and full 5.1 surround productions. Recognized as the gold standard for music production, Cubase programs have been used by many distinguished musicians to create award-winning compositions.

RME (PST Pro)


Hammerfall DSP



PST Pro is a high-quality sound card that connects a PC with audio equipment for conversion of analog signals from music instruments and microphones to digital formats and for outputting digital music to speakers. It is widely used by customers who listen to music on a PC.

MakeMusic! (Finale2004)


FINALE 2004



Finale2004 is the most popular notation software, widely used by schools and educators, as well as music publishing companies. We offer a full lineup of programs to meet the needs of customers ranging from beginners to professionals, including the Allegro, a version optimized for beginner-to-intermediate skill levels.

Cycling '74 (Max/MSP/Jitter)

Max/MSP/Jitter software offers a graphical programming environment for music, audio, and multimedia that is accessible to musicians without a sophisticated programming background. Users create their own software by utilizing a visual toolkit of objects and connecting them together with patch cords. The products have been widely used by new and ambitious artists to express their musical ideas, while also being deployed as an educational tool to help them study the basics of programming.

We will continue to bolster profitability by strengthening CRM activities. For instance, we plan to increase our customers' long-term purchasing potential by launching aggressive advertising campaigns to market upgrades and plug-in products, deploying traditional ads, web-based learning tools, seminars, and special events.

We have already started holding product demonstrations in retail outlets and special promotions for free software trials. As part of our sales campaign activities, we also offer a "value package" of software that includes the sound card required for connecting a musical instrument to a PC, to facilitate the immediate use of newly purchased software.

Providing support services to solidify our presence in the professional user market

Our products are used by professional broadcasting studios and famous musicians for music recording, editing and production. While these software products perform precise calculations to generate the high-quality sound effects demanded by sophisticated users, our system integration services increase customer satisfaction by helping to configure the ideal environment for music production and editing, fully meeting their professional standards.

We also provide advice and other support services to solve users' challenges, as well as extending assistance in setting up operating systems for live concert performances. Our turnkey services have given our products added value and are highly appreciated by customers.

Outsourcing logistics and service operations

We have been outsourcing the complete cycle of logistics and distribution activities, from inspection of imported products, inventory management and order-processing, to manual printing and packaging and shipment to Japanese sales outlets. By delegating these administrative and logistics functions to a professional company specializing in these operations, we have improved the quality of our services, resulting in higher customer satisfaction. Outsourcing has also helped us reduce costs, lowering fixed expenses and enabling us to more effectively allocate employees from those operations to higher productivity areas.

Financial Section

Contents



Five-Year Summary

MagaChips Corporation and its Consolidated Subsidiaries
For the five years ended March 31

	Millions of yen (except for per share amounts)					Thousands of U.S. dollars (Note)
	2000 (Consolidated)	2001 (Consolidated)	2002 (Consolidated)	2003 (Consolidated)	**2004 (Consolidated)**	**2004 (Consolidated)**
For the Year:						
Net sales:	¥ 37,738	¥ 53,851	¥ 36,899	¥ 29,056	**¥ 25,879**	**$ 244,857**
Customer-Specific LSI (ASIC)	31,808	43,323	28,751	19,351	**16,184**	**153,124**
Application-Specific LSI (ASSP)	2,653	4,107	3,715	6,047	**6,640**	**62,829**
Other LSI	266	615	0	39	**3**	**27**
Commercial Systems	1,678	2,232	2,351	1,593	**1,614**	**15,273**
Consumer Systems	1,333	1,114	70	447	**42**	**400**
Other Systems	—	2,460	2,012	1,579	**1,396**	**13,204**
Cost of sales	33,413	47,226	30,164	23,312	**20,219**	**191,304**
Selling, general and administrative expenses	2,211	3,319	3,891	4,003	**4,151**	**39,279**
Operating income	2,114	3,306	2,844	1,741	**1,509**	**14,274**
Net income	1,283	1,866	1,647	192	**280**	**2,653**
R&D expenses	949	1,115	1,602	1,235	**1,629**	**15,410**
LSI	564	553	729	738	**1,197**	**11,322**
Systems	385	562	873	497	**432**	**4,088**
At Year-End:						
Total assets	¥ 21,324	¥ 21,639	¥ 20,713	¥ 19,996	**¥ 18,183**	**$ 172,043**
Shareholders' equity	13,525	14,625	16,053	15,430	**15,372**	**145,441**
Employees	138	193	245	255	**199**	**199**
			Yen			U.S. dollars(Note)
Per share information:						
Net income - basic	¥ 54.61	¥ 75.87	¥ 67.02	¥ 7.85	**¥ 10.09**	**$ 0.10**
Net income - diluted	—	—	—	—	**-**	**-**
Shareholders' equity	548.45	595.04	653.14	632.95	**607.49**	**5.75**
Cash dividends	8.00	10.00	10.00	10.00	**10.00**	**0.09**

Note: The U.S. dollar amounts are provided solely for the convenience of the readers at the rate of ¥105.69 US$1, the rate prevailing on March 31, 2004.

Analysis of Sales and Financial Standing

MagaChips Corporation and its Consolidated Subsidiaries

Analysis of Business Results

Sales

During the fiscal year ended March 31, 2004 (fiscal 2004), the U.S. economy showed strong signs of recovery, prompted by government initiatives such as tax reductions and monetary easing. Japan's economy also trended upward after a long period of sluggishness marked by deflation and labor adjustments. Buoyed by the expansion of export activities to the United States and Asia and the reinvigoration of capital investment, corporate profits made significant gains, particularly during the second half of fiscal 2004.

However, the business environment remained harsh in the electronics industry, despite healthy growth in the markets for digital appliances and devices (digital TVs, digital cameras, DVD players/recorders, cellular phones, etc.) and the resurgence of corporate investment in IT-related areas.

Against this backdrop, the MegaChips group focused on its development activities, while stepping up sales efforts: our mainstay business of customer-specific LSIs (ASICs), primarily supplied to game makers; competitive and original application-specific standard products (ASSPs), developed for digital cameras, cellular phones and other devices; and unique systems products incorporating our cutting-edge LSI technology. Thanks to the rapid popularization of digitized photos, video, voice and music, and the growing prevalence of broadband networks and third-generation (3G) cellular phones, the MegaChips group enjoyed further expansion of market opportunities in information communications. In addition to introducing new system LSI products for expanding market sectors such as digital cameras and 3G cellular phones, we aggressively pursued further growth by developing and marketing digital image recording and transmission systems for security monitoring, as well as system integration services.

Despite sharp increases in sales of ASSPs, especially ones for 3G cellular phones, MegaChips' total sales declined 10.9 percent from fiscal 2003, to ¥25,879 million, mainly on account of lower sales for ASICs and systems products.

Sales by Segment

LSI Business

Sales of customer-specific LSIs (ASICs) fell 16.4 percent to ¥16,184 million. Although LSIs for game software storage (Custom Mask ROMs) experienced steady growth, demand for LSIs for game and peripherals declined significantly. By contrast, sales of application-specific standard products (ASSPs) increased 9.8 percent from a year earlier, to ¥6,640 million, despite a drop in demand for LSIs for wireless network communications, thanks to brisk sales of all-in-one single-chip LSIs for digital cameras and LSIs for 3G cellular phones, which process images, music, voice, and communications.

Consolidated sales for the LSI Business unit, which includes sales of standard LSIs by contractor decreased to ¥22,827 million, down 10.3 percent from the prior year.

Systems Business

Sales of Commercial Systems posted a slight increase of 1.3 percent, to ¥1,614 million, reflecting the positive effects of new product introductions, and offsetting the softened demand for digital image recording and transmission systems due to protracted investment cutbacks by the security monitoring industry. Sales of Consumer Systems plummeted 90.5 percent to ¥42 million, as a result of the discontinuation of unprofitable projects and the streamlining of operations based on our policy of selection and concentration.

Consolidated sales for the Systems Business, including Other Systems offered by MegaChips System Solutions Inc.*, declined 15.7 percent from a year earlier, to ¥3,052 million.

* Megafusion Corporation changed its name to MegaChips System Solutions Inc. as of October 30, 2003.

Net sales


0 15,000 30,000 45,000 60,000 (¥ Millions)
2000 37,738
2001 53,851
2002 36,899
2003 29,056
2004 25,879

Net sales by LSI Business


Consumer-specific LSI (ASIC)
Application-specific LSI (ASSP)
Other LSI (ASIC)
0 10,000 20,000 30,000 40,000 50,000 (¥ Millions)
2000 34,727 31,808 2,653 266
2001 48,045 43,323 4,107 615
2002 32,466 28,751 3,715
2003 25,437 19,351 6,047 39
2004 22,827 16,184 6,640 3

Net sales by Systems Business


Commercial systems
Consumer systems
Other systems
0 1,000 2,000 3,000 4,000 5,000 6,000 (¥ Millions)
2000 3,011 1,678 1,333
2001 5,806 2,232 1,114 2,460
2002 4,433 2,351 70 2,012
2003 3,619 1,593 447 1,579
2004 3,052 1,614 42 1,396

Geographical Sales Breakdown

A geographical breakdown of sales is not included in this report, because sales in Japan constituted more than 90 percent of overall sales.

Costs and Expenses and Operating Income

During fiscal 2004, the cost of sales totaled ¥20,219 million, while the cost-to-sales ratio improved to 78.1 percent, down 2.1 percentage points from the previous year. However, gross profits on sales fell 1.5 percent to ¥5,660 million, owing to the overall decline in sales.

Selling, general, and administrative expenses during fiscal 2004 totaled ¥4,151 million, a 3.7 percent increase of ¥148 million. Labor costs, comprising salaries, and bonuses, dropped by 8.7 percent to ¥1,113 million, primarily due to personnel reductions in the Systems Business. On the other hand, R&D expenditures rose to ¥1,629 million, a 31.9 percent jump, reflecting the acceleration of R&D work in the LSI Business.

Consequently, consolidated operating income for fiscal 2004 totaled ¥1,509 million, a decline of 13.4 percent from the prior year.

Operating Income by Segment

Consolidated operating income for LSI Business operations fell 10.8 percent to ¥3,535 million, mainly owing to the sales decline described above, as well as to increased R&D investments. The Systems Business posted an operating loss of ¥945 million, ¥292 million less than the previous year's loss. This improvement is attributable to reductions in R&D expenses and labor costs, through the discontinuation of unprofitable projects and the streamlining of operations pursuant to our selection and concentration policy. MegaChips started this business unit on the road to profitability, by concentrating resources and expanding sales in security monitoring systems, and improving profit margins through cost reductions.

Net Income before Taxes

Income before taxes amounted to ¥835 million, a whopping 148.5 percent increase from the previous year. These results include the recognition of an extraordinary loss of ¥557 million, consisting of expenses related to the discontinuation of unprofitable projects as part of the restructuring of the Systems Business unit. However, this extraordinary loss was much smaller than the ¥1,405 million extraordinary loss recorded in fiscal 2003, thereby contributing to a gain in pretax income.

Net Income

Income taxes, including corporate income, inhabitant and business operations taxes, totaled ¥145 million, a drop of 78.5 percent from the previous year, due to the partial recognition of expenses from deferred income tax assets. In consequence of the recognition of additional expenses, adjusted corporate income taxes for this year totaled ¥732 million. (Adjusted corporate income taxes were minus ¥366 million last year and were deferred as assets.)

After-tax net income climbed 46.0 percent from the previous year, to ¥280 million. Per-share net income also increased, by 28.5 percent to ¥10.09.

High Liquidity and Outstanding Reserves

Cash Flow

Net cash provided by operating activities vaulted to ¥6,174 million, up ¥4,119 million from a year earlier, while pretax net income rose to just ¥835 million (up 148.5 percent from the previous year). The surge in net cash was primarily due to the liquidation of account receivables (decreased ¥4,364 million), which was undertaken to improve the liquidity of the holding company.

Operating income/Operating income to sales


0
1,000
2,000
3,000
4,000 (¥ Millions)
2000
2,114
5.6
2001
3,306
6.1
2002
2,844
7.7
2003
1,741
6.0
2004
1,509
5.8
0
2.0
4.0
6.0
(%)

Net income


0
500
1,000
1,500
2,000 (¥ Millions)
2000
1,283
2001
1,866
2002
1,647
2003
192
2004
280

Net Income per share


0
20
40
60
80
(¥)
2000
54.61
2001
75.87
2002
67.02
2003
7.85
2004
10.09

Analysis of Sales and Financial Standing

MagaChips Corporation and its Consolidated Subsidiaries

Net cash provided by investment activities totaled ¥141 million, reflecting increased proceeds from dispositions of investment securities and a ¥452 million decrease in purchases of intangible assets, compared with the cash outflow of ¥828 million last year.

Consequently, the group's free cash flow — the sum of net cash from operating activities and investment activities — totaled ¥6,315 million, an increase of ¥5,089 million from the previous year.

Net cash outflow from financing activities totaled ¥708 million, up ¥25 million from a year earlier. The principal contributions to this sum were a stock buyback totaling ¥415 million and dividend payments of ¥242 million. It also included a ¥50 million payoff of short-term debt.

Consequently, cash and cash equivalents in fiscal 2004 rose ¥5,397 million, to ¥11,734 million.

Financial Policy

During fiscal 2004 the MegaChips group avoided incurring additional debt from short- or long-term loans, or the issuance of convertible bonds. Instead, groupwide reserves were used to finance operations and capital investments.

Following shareholder approval of a stock buyback program at the company's 13th annual meeting on June 24, 2003, MegaChips purchased 400,000 shares in the market for ¥415 million throughout the rest of fiscal 2004.

The MegaChips group plans to continue using internal reserves to finance operations and the capital investments required for corporate growth, in view of its healthy asset balance, financial position, and cash flow. The company is also confident of its ability to raise sufficient funds for large investments through the liquidation of account receivables, equity financing, and bank loans.

Financial Position

Total assets on a consolidated basis stood at ¥18,183 million at the end of fiscal 2004, a decline of ¥1,813 million from the year-earlier period. Liquid assets, consisting mainly of cash and cash equivalents, notes, and accounts receivable and inventories, declined ¥913 million, to ¥16,873 million, mainly due to a ¥1,501 million decrease in inventories. A partial liquidation of account receivables was undertaken to improve the liquidity level of the holding company, resulting in a ¥4,372 million drop in account receivables. Meanwhile, cash and cash equivalents climbed ¥5,397 to ¥11,734 million.

Liquid assets represent 92.8 percent of the company's total assets; this extremely high level of liquidity is the greatest strength of the MegaChips balance sheet. The current ratio of liquid assets to liabilities stood at 6.21 to 1 at the end of fiscal 2004.

Quick assets, calculated by deducting inventories of ¥1,204 million from total liquid assets of ¥16,872 million, stood at ¥15,669 million at year-end, representing 86.2 percent of total assets. The extremely liquid character of MegaChips' asset base reflects its posture as a fabless company, which eliminates the need to hold long-term fixed assets in the form of production facilities. Operating under the holding company system, MegaChips will continue to pursue a financial strategy of maintaining high liquidity and a healthy balance sheet.

On the other side of the balance sheet, total liabilities declined ¥1,160 million from a year earlier, to ¥2,811 million. The main component was ¥2,013 million in trade accounts payable, chiefly to LSI manufacturers on consignment. The drop in total liabilities reflects a ¥1,014 million decrease in trade accounts payable from last year.

Total shareholders' equity fell ¥59 million from the previous year, to ¥15,372 million. This decline was largely attributable to the ¥415 million buyback of MegaChips stock. As a result, the equity-to-assets ratio at year-end was 84.5 percent.

Free Cash flow



0
2,000
4,000
6,000
8,000 (¥ Millions)
2000
863
2001
1,587
2002
5,060
2003
1,227
2004
6,315

Shareholders' equity/ ROE



0
5,000
10,000
15,000
20,000 (¥ Millions)
2000
13,525
12.8
2001
14,625
13.3
2002
10.7
16,053
2003
1.2
15,430
2004
15,372
1.8
0
3.0
6.0
9.0
12.0
15.0
(%)

Total assets/ ROA



0
5,000
10,000
15,000
20,000
25,000 (¥ Millions)
2000
6.4
21,324
2001
21,639
8.7
2002
20,713
7.8
2003
0.9
19.996
2004
1.5
18,183
0
3.0
6.0
9.0
(%)

Research and Development, Patents and Other Intellectual Property Rights

Upholding its tradition as an R&D-focused fabless company, the MegaChips group continued to make substantial investments in R&D activities during the fiscal year under review. R&D expenses during fiscal 2004 increased 31.9 percent, to ¥1,629 million, or ¥394 million more than the previous year. These expenditures were primarily devoted to LSI development.

The LSI Business concentrated R&D resources in the area of image, voice, music and communications technology, and focused on development work for system LSIs used in home-use games, cellular phones, digital cameras, digital TVs and other devices. A total of ¥1,197 million, a 62.1 percent increase from last year, was spent on such projects as realizing higher performance for an all-in-one chip for digital cameras. And basic research endeavors included the development of algorithms that are capable of H.264 coding and encoding, an emerging video codec standard for cellular phone networks. These algorithms were already implemented in some new products during fiscal 2004.

The Systems Business emphasized development work for security monitoring systems, spending ¥432 million, down 13.1 percent from a year earlier. By screening and narrowing development projects, a more modest financial investment yielded the development of a digital video recorder utilizing a new image codec format, as well as improvements in functions and performance of a network camera that is compatible with the MPEG4 image compression format.

MegaChips has placed strategic emphasis on acquiring patents, trademarks and other intellectual property rights. During fiscal 2004, 15 LSI-related patent rights were acquired, while applications were submitted for an additional 40 patents on LSIs. In addition, 5 systems-related patents were acquired, and applications for an additional 22 patents were filed. At fiscal year-end, MegaChips owned or had applied for a total of 585 intellectual property rights: 273 in the LSI Business, and 312 in the Systems Business.

R&D expenses


LSI business
Systems business
0
500
1,000
1,500
2,000 (¥ Millions)
2000
949
564
385
2001
1,115
553
562
2002
1,602
729
873
2003
1,235
738
497
2004
1,629
1,197
432

LSI Business

Industrial Property Rights

(As of March 31, 2004)

	Patents	Utility Model Rights	Trademarks	IC Design Rights	Total
Acquired	79	3	1	2	85
Applied for	186	—	2	—	188
Total	265	3	3	2	273

Patents by country

(As of March 31, 2004)

	Japan	USA	Taiwan	China (including Hong Kong)	Korea	EU	Other	Total
Acquired	35	32	5	2	4	1	—	79
Applied for	167	18	—	—	—	1	—	186
Total	202	50	5	2	4	2	—	265

Systems Business

Industrial Property Rights

(As of March 31, 2004)

	Patents	Utility Model Rights	Trademarks	IC Design Rights	Total
Acquired	16	1	55	—	72
Applied for	237	—	3	—	240
Total	253	1	58	—	312

Patents by Country

(As of March 31, 2004)

	Japan	USA	Taiwan	China (including Hong Kong)	Korea	EU	Other	Total
Acquired	13	2	1	—	—	—	—	16
Applied for	234	—	—	2	1	—	—	237
Total	247	2	1	2	1	—	—	253

Analysis of Sales and Financial Standing

MagaChips Corporation and its Consolidated Subsidiaries

Cautionary Statement on Risks

(1) Fluctuations in business performance

It must be noted that the financial results of the MegaChips group for fiscal 2004 are not necessarily an indicator of future performance. The group's business performance is contingent on client demand, the continuing competitiveness of its products, the success of new product introductions, market evolution, and other conditions. Future performance will also depend on factors such as the business environment for the electronics industry; the advent of new technologies and products; changes in market size, market acceptance, and production costs; and production capacities.

(2) Dependence on specific customers and contractors

a) Customers

Sales of LSIs for game software storage (Custom Mask ROMs) and other devices to Nintendo Co., Ltd. represent a high percentage of total sales for the MegaChips group. In fiscal 2004, sales to Nintendo totaled ¥17,704 million, representing 68.4 percent of our total sales. Therefore, the group's sales will likely be affected by sales of Nintendo games and game software, which incorporate MegaChips products. Although we intend to alleviate this dependence by growing other product areas to optimize the balance of operations, there is no guarantee that this goal will be achieved as planned.

Obviously, Nintendo is one of our most important customers. By providing optimal technologies and devices for their products, we have maintained close and harmonious relations with it. However, that historical fact alone does not guarantee our future business with it.

b) Manufacturing contractors

The MegaChips group follows the fabless business model, which provides for our focusing on R&D and contracting out production. This model has helped us grow unfettered by large capital investment needs. Production is contracted out to companies based both in Japan and overseas. Our largest contractor is Taiwan-based Macronix International Co., Ltd., which produces game software storage (Custom Mask ROMs) and other LSIs for Nintendo game consoles and peripherals. In the event that Macronix were forced to discontinue production, our supply of products to Nintendo would be negatively affected. Since we retain the production technology essential to our products, we would be able to find another contractor, but it might be impossible to avoid initial confusion in production.

(3) Operations

a) Risks in the LSI Business

Since the production of system LSIs is carried out by contracted chip manufacturers, purchase volumes and prices are affected by market demand and supply. Volumes and prices may differ from those projected in our plans.

Our LSI products are used in advanced digital appliances and devices, but it is impossible to ensure that they will continue to be competitive among the same customers, given the rapid pace of technological innovation in this field. Devices which use our System LSIs are also susceptible to keen competition and shifting markets. Therefore, demand for LSI products is generally susceptible to fluctuations.

b) Risks in the Systems Business

We offer systems products such as digital image recording and transmission systems for security monitoring, and consumer products that utilize broadband networks.

Demand for security monitoring systems is dependent on capital investment in the security management and monitoring industries, which consequently affects our group's business performance.

Groupwide efforts are made to excel in technologies enabling high-quality, high-resolution digitalization, and to develop new formats for efficient image compression/decompression. We also plan to maintain competitiveness by offering image systems that are optimized for customers' business operations. However, performance in the Systems Business may be affected by radical technological innovations and products introduced by our competitors, along with new services.

While MegaChips continually pursues new business opportunities, performance in the Systems Business may also be affected by delays of market launching and other unexpected developments.

c) Risks in the Audio Authoring Business

We import and market products including digital audio authoring software by Steinberg Media Technologies, music notation software from MakeMusic!, a program creation tool from Cycling '74, and sound cards by RME. While we expect to expand our business connections with these overseas companies and grow sales, the continuation of such relationships cannot be guaranteed. These business alliances may be affected by future changes in development policies and capabilities among these software makers, in consequence of emerging trends in the audio authoring markets. Given the many competitors in audio authoring software and products, their product introductions, performance and prices may also affect our business.

d) R&D

The group's competitiveness is based on originating specialized products for specific customers and specific applications in the growing markets for digitized images, voice, music and communications, and on concentrating management resources on R&D activities to develop the most advanced technologies and products.

We have confidence in our ability to continue offering innovative, attractive products. Yet the rapid pace of technological progress may produce drastic changes in demands for products and services that we have not been able to anticipate. In that event, we may not always respond quickly, and huge R&D investments may be required to adapt to these altered conditions. Those technological and financial demands may affect our business performance.

e) Hiring

It is essential to hire and retain talented engineers who can enhance our capabilities in image, voice, music and communications technology. Our human resources systems have been designed to meet that challenge, and our success in maintaining outstanding development capabilities has been key to the group's business growth. However, in the event that seasoned engineers leave the company or qualified new hires are difficult to find, groupwide competitiveness may be weakened.

(4) Intellectual property rights

As an R&D-focused fabless company, we recognize that protection of intellectual property rights is an important management issue. We continually apply for and register patents, trademarks and other rights to protect our products and services, while conducting rigorous research to prevent infringements of the intellectual property rights claimed by other companies. These groupwide activities have been strengthened, with the assistance of private patent firms.

However, we cannot guarantee that all our applications for patents and trademarks will be granted. And since it is impossible to uncover all the applications for intellectual property rights that other companies have filed for emerging technologies, we may unknowingly violate such rights, and find ourselves involved in litigation. In that event, our business may be affected.

As of June 25, 2004, there were no pending lawsuits against MegaChips relating to intellectual property rights.

Consolidated Balance Sheets

MegaChips Corporation and its Consolidated Subsidiaries
March 31, 2003 and 2004

	Thousands of yen		Thousands of U.S. dollars (Note 1)
ASSETS	**2004**	2003	**2004**
Current assets :			
Cash and cash equivalents	**¥ 11,734,447**	¥ 6,337,127	**$ 111,027**
Receivables			
Trade			
Notes	**65,265**	372,266	**617**
Accounts	**3,573,813**	7,638,829	**33,814**
Other	**60,253**	85,099	**570**
Allowance for doubtful receivables	**(1,805)**	(2,008)	**(17)**
Inventories (Note 5)	**1,203,521**	2,704,781	**11,387**
Deferred income taxes (Note 11)	**61,885**	347,407	**586**
Other current assets	**175,132**	301,722	**1,657**
Total current assets	**16,872,511**	17,785,223	**159,641**
Investments and other assets :			
Investment securities (Note 3)	**98,790**	137,877	**935**
Investments in unconsolidated subsidiaries and affiliates (Note 3)	**58,536**	101,000	**554**
Long-term prepaid expenses	**170,506**	150,025	**1,613**
Guarantee deposits	**265,623**	366,502	**2,513**
Investments in partnerships (Note 3)	**95,461**	131,843	**903**
Deferred income taxes (Note 11)	**—**	350,334	**—**
Other investments	**36,191**	17,500	**343**
Allowance for doubtful receivables	**(18,691)**	—	**(177)**
Total investments and other assets:	**706,416**	1,255,081	**6,684**
Property and equipment :			
Land	**104,677**	104,677	**990**
Buildings	**430,030**	499,991	**4,069**
Tools, furnitures and fixtures	**131,949**	261,090	**1,249**
	666,656	865,758	**6,308**
Less-accumulated depreciation	**(285,871)**	(393,112)	**(2,705)**
Total property and equipment	**380,785**	472,646	**3,603**
Intangible assets (Note 6) :	**223,483**	483,102	**2,115**
Total assets	**¥ 18,183,195**	¥ 19,996,052	**$ 172,043**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	Thousands of yen		Thousands of U.S. dollars (Note 1)
	2004	2003	**2004**
Current liabilities :			
Short-term debt (Note 7)	¥ **—**	¥ 50,000	$ **—**
Payables:			
Trade	**2,013,337**	3,027,241	**19,050**
Construction	**4,494**	2,730	**43**
Other	**458,075**	200,842	**4,334**
Accrued expenses	**208,561**	279,280	**1,973**
Income taxes payable (Note 11)	**6,055**	345,079	**57**
Advances received	**887**	203	**9**
Other	**25,405**	17,944	**240**
Total current liabilities	**2,716,814**	3,923,319	**25,706**
Long-term liabilities :			
Deferred income taxes (Note 11)	**24,609**	—	**233**
Other	**70,086**	47,703	**663**
Total liabilities	**2,811,509**	3,971,022	**26,602**
Minority interests in consolidated subsidiaries	**—**	594,750	**—**
Shareholders' equity (Note 12) :			
Common stock			
Authorized — 40,000,000 shares			
Issued — 25,939,217 shares	**4,840,313**	4,840,313	**45,797**
Capital surplus	**6,181,300**	5,936,081	**58,485**
Retained earnings	**5,650,019**	5,549,740	**53,458**
Net unrealized gains (losses) on securities	**2,835**	(2)	**27**
Foreign currency translation adjustments	**—**	(8,514)	**—**
Treasury stock, at cost			
(282,840 shares in 2003 and 683,176 shares in 2004)	**(1,302,781)**	(887,338)	**(12,326)**
Total shareholders' equity	**15,371,686**	15,430,280	**145,441**
Total liabilities, minority interests and shareholders' equity	¥ **18,183,195**	¥ 19,996,052	$ **172,043**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Income

MegaChips Corporation and its Consolidated Subsidiaries
For the years ended March 31, 2003 and 2004

	Thousands of yen		Thousands of U.S. dollars (Note 1)
	2004	2003	2004
Net sales	¥ 25,878,984	¥ 29,055,940	$ 244,857
Cost of sales	20,218,952	23,311,371	191,304
Gross profit	5,660,032	5,744,569	53,553
Selling, general and administrative expenses (Note 10)	4,151,454	4,003,315	39,279
Operating income	1,508,578	1,741,254	14,274
Other income (expenses) :			
Interest and dividend income	202	5,904	2
Interest expense	(2,195)	(3,317)	(21)
Other, net (Note 15)	(671,772)	(1,407,893)	(6,356)
	(673,765)	(1,405,306)	(6,375)
Income before income taxes and minority interests	834,813	335,948	7,899
Income taxes (Note 11) :			
Current	145,567	676,466	1,378
Deferred	731,594	(365,661)	6,922
Total income taxes	877,161	310,805	8,300
Minority interests in consolidated subsidiaries	(322,778)	(166,921)	(3,054)
Net income	¥ 280,430	¥ 192,064	$ 2,653

Amounts per share	Yen		U.S. dollars (Note 1)
Net income -basic	¥ 10.09	¥ 7.85	$ 0.10
Cash dividends	10.00	10.00	0.09

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

MegaChips Corporation and its Consolidated Subsidiaries
For the years ended March 31, 2003 and 2004

	Thousands of yen							
	Number of shares of common stock issued	Common stock	Capital surplus	Retained earnings	Net unrealized gains (losses) on securities	Foreign currency translation adjustments	Treasury stock, at cost	Total
Balance at March 31, 2002	24,661,017	¥4,840,313	¥5,936,081	¥5,655,426	¥ 70,429	¥ 9,103	¥ (458,057)	¥16,053,295
Net income				192,064				192,064
Net decrease in unrealized gains on securities					(70,431)			(70,431)
Increase in treasury stock, net							(429,281)	(429,281)
Cash dividends paid — ¥ 10.00 per share				(245,784)				(245,784)
Bonuses to directors and statutory auditors				(51,966)				(51,966)
Foreign currency translation adjustments						(17,617)		(17,617)
Balance at March 31, 2003	24,661,017	4,840,313	5,936,081	5,549,740	(2)	(8,514)	(887,338)	15,430,280
Net income				280,430				280,430
Net increase in unrealized gains on securities					2,837			2,837
Increase in treasury stock, net							(415,443)	(415,443)
Cash dividends paid — ¥10.00 per share				(243,781)				(243,781)
Foreign currency translation adjustments						8,514		8,514
Increase due to a subsidiary excluded from consolidation				63,630				63,630
New shares issued in exchange for a subsidiary' s stock	1,278,200		245,219					245,219
Balance at March 31, 2004	25,939,217	¥4,840,313	¥6,181,300	¥5,650,019	¥ 2,835	¥ —	¥(1,302,781)	¥15,371,686

	Thousands of U.S. dollars (Note 1)						
	Common stock	Capital surplus	Retained earnings	Net unrealized gains (losses) on securities	Foreign currency translation adjustments	Treasury stock, at cost	Total
Balance at March 31, 2003	$ 45,797	$ 56,165	$ 52,510	$ (0)	$ (81)	$ (8,395)	$ 145,996
Net income			2,653				2,653
Net increase in unrealized gains on securities				27			27
Increase in treasury stock, net						(3,931)	(3,931)
Cash dividends paid — $0.09 per share			(2,307)				(2,307)
Foreign currency translation adjustments					81		81
Increase due to a subsidiary excluded from consolidation			602				602
New shares issued in exchange for a subsidiary' s stock		2,320					2,320
Balance at March 31, 2004	$ 45,797	$ 58,485	$ 53,458	$ 27	$ —	$ (12,326)	$ 145,441

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

MegaChips Corporation and its Consolidated Subsidiaries
For the years ended March 31, 2003 and 2004

	Thousands of yen		Thousands of U.S. dollars (Note 1)
	2004	2003	**2004**
Cash flows from operating activities :			
Income before income taxes and minority interests	¥ **834,813**	¥ 335,948	$ **7,899**
Adjustments for :			
Depreciation and amortization	**277,522**	381,206	**2,626**
Loss on disposal of fixed assets	**46,511**	651	**440**
Loss on sale of fixed assets, net	**2,788**	—	**26**
Increase (decrease) in allowance for doubtful receivables	**20,372**	(843)	**193**
Loss on changes in equity interests	**—**	9,887	**—**
Accrued for employees' bonuses	**(6,794)**	(13,722)	**(64)**
Reserve for employees', directors' and statutory auditors' severance benefits, less payments net	**—**	(182,437)	**—**
Interest and dividend income	**(202)**	(5,904)	**(2)**
Decrease in prepaid pension cost	**—**	46,565	**—**
Loss on investments in partnerships	**22,882**	37,906	**216**
Interest expense	**2,195**	3,317	**21**
Gain from insurance reserve fund	**—**	(4,450)	**—**
Stock issue expense	**—**	529	**—**
Loss on write-down of investment securities	**—**	33,903	**—**
Loss on write-down of investments in affiliates	**32,511**	—	**308**
Gain on sales of investment securities	**(30,648)**	(18,870)	**(290)**
Gain on liquidation of a subsidiary	**(11,307)**	—	**(107)**
Loss on disposition of system products	**212,630**	685,455	**2,012**
Change in assets and liabilities:			
Decrease (increase) in			
Receivables (trade)	**4,363,965**	2,432,875	**41,290**
Inventories	**1,500,172**	(1,033,074)	**14,194**
Other current assets	**190,620**	(319,376)	**1,804**
Increase (decrease) in			
Payables (trade)	**(1,013,787)**	438,757	**(9,592)**
Other current liabilities	**232,541**	40,812	**2,200**
Other long-term liabilities	**22,883**	46,273	**216**
Bonuses paid to directors and statutory auditors	**—**	(62,000)	**—**
Other, net	**18,936**	(9,636)	**179**
	6,718,603	2,843,772	**63,569**
Interest and dividends received	**202**	5,891	**2**
Interest paid	**(2,195)**	(3,319)	**(21)**
Income taxes paid	**(542,303)**	(791,469)	**(5,131)**
Net cash provided by operating activities	**6,174,307**	2,054,875	**58,419**
Cash flows from investing activities :			
Purchases of investment securities	**—**	(70,840)	**—**
Proceeds from sales of investment securities	**106,255**	67,344	**1,005**
Purchases of investments in unconsolidated subsidiaries	**(20,048)**	—	**(190)**
Proceeds from liquidation of a subsidiary	**130,905**	—	**1,239**
Proceeds from investments in partnerships	**2,332**	11,825	**22**
Purchases of property and equipment	**(22,968)**	(70,816)	**(217)**
Purchases of intangible assets	**(82,685)**	(534,320)	**(782)**
Payments for long-term prepaid expenses	**(74,678)**	(149,978)	**(707)**
Payments for guarantee deposits	**(3,552)**	(136,427)	**(34)**
Refunds of guarantee deposits	**104,161**	24,757	**985**
Proceeds from cancelation of insurance	**—**	30,232	**—**
Other, net	**1,220**	39	**12**
Net cash provided by (used in) investing activities	**140,942**	(828,184)	**1,333**
Cash flows from financing activities :			
Net decrease in short-term debt	**(50,000)**	—	**(473)**
Proceeds from stock issuance for minority shareholders	**—**	6,371	**—**
Net increase in treasury stock	**(415,443)**	(429,281)	**(3,931)**
Cash dividends paid	**(242,436)**	(245,484)	**(2,294)**
Cash dividends paid to minority shareholders	**—**	(14,848)	**—**
Net cash used in financing activities	**(707,879)**	(683,242)	**(6,698)**
Effect of exchange rate changes on cash and cash equivalents	**(10,088)**	(25,191)	**(95)**
Net increase in cash and cash equivalents	**5,597,282**	518,258	**52,959**
Cash and cash equivalents at beginning of year	**6,337,127**	5,818,869	**59,960**
Decrease in cash and cash equivalents by exclusion from consolidation	**(199,962)**	—	**(1,892)**
Cash and cash equivalents at end of year	¥ **11,734,447**	¥ 6,337,127	$ **111,027**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to the Consolidated Financial Statements

MegaChips Corporation and its Consolidated Subsidiaries

1. Basis of Presenting Consolidated Financial Statements

MegaChips Corporation (the "Company") and its consolidated domestic subsidiary maintain their official accounting records in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan. For the year ended March 31, 2003, the accounts of an overseas subsidiary were consolidated based on its accounting records maintained in conformity with generally accepted accounting principles and practices prevailing in its country of domicile.

Certain accounting principles generally accepted in Japan are different from International Accounting Standards and standards in other countries in certain respects as to application and disclosure requirements.

The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statements of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation is not presented in the accompanying consolidated financial statements.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers, using the prevailing exchange rate at March 31, 2004, which was ¥105.69 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Certain 2003 consolidated financial statement items have been reclassified to conform to the presentation for 2004.

2. Significant Accounting Policies

(1) Consolidation

The accompanying consolidated financial statements as of March 31, 2004 include the accounts of the Company and a significant subsidiary (the "Companies"), over which the Company has power of control through substantial ownership or existence of certain conditions evidencing control by the Company.

In the prior year a former subsidiary was consolidated using a fiscal period ending December 31. Significant transactions occurring during the January 1 to March 31 period were adjusted in the consolidated financial statements. The subsidiary is not within the scope of consolidation in 2004 because it was liquidated.

Investments in unconsolidated subsidiaries and affiliates are recorded at cost and not accounted for under the equity method because they are insignificant.

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time the Company acquired control of the respective subsidiaries. All significant intercompany transactions and accounts have been eliminated. The difference between the cost of investments and equity in their net assets at dates of acquisition is amortized over five years.

(2) Cash and cash equivalents

Cash on hand, readily-available deposits and short-term highly liquid investments with maturities of not exceeding three months at the time of purchase that present insignificant risk of changes in value are considered to be cash and cash equivalents.

(3) Allowance for doubtful receivables

The Companies provided the allowance for doubtful receivables principally at an amount computed based on the actual ratio of bad debts in the past plus the estimated uncollectible amounts based on the analysis of certain individual receivables.

(4) Inventories

Work-in-process is stated at cost determined by the specific identification method. Other inventories are mainly stated at cost determined by the average method.

With regard to inventories that are stated at cost, when there has been a persistent significant decline in value, the Companies have written down the value of such inventories.

(5) Securities and investments

Equity securities issued by unconsolidated subsidiaries and affiliates are stated at moving-average cost. Available-for-sale securities with available fair market values are stated at fair market value, and unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains on sale of such securities are computed using moving-average cost. Available-for-sale securities with no available fair market value are stated at moving-average cost.

If the market value of equity securities issued by unconsolidated subsidiaries and affiliates, and available-for-sale securities (including investments in business partnerships), declines significantly, such securities are stated at fair market value and the difference between fair market value and the carrying amount is recognized as loss in the period of the decline. If the fair market value of equity securities issued by unconsolidated subsidiaries and affiliates is not readily available, such securities should be written down to net asset value in the event net asset value declines significantly. Unrealized losses on these securities are reported in the income statement.

Golf-club memberships are stated at cost. If the market values of golf club memberships decline significantly, such memberships are stated at fair market value and the difference between fair market is recognized as loss in the period of the decline. If the fair market values of golf-club memberships are not readily available, such memberships should be written down to substantial value in the event they decline significantly.

Notes to the Consolidated Financial Statements

(6) Property and equipment

Property and equipment are stated at cost. Depreciation is computed principally on the declining-balance method based on their estimated useful lives.

The principle estimated useful lives are as follows:

Building and structures	3 ~ 47 years
Other	3 ~ 20 years

(7) Intangible assets

Capitalized costs of internal use software are amortized on the straight-line method over estimated useful lives of mainly 5 years.

Capitalized costs of producing product masters to be sold are amortized on the straight-line method over the estimated period of future sales of 3 years.

Amortization of other intangible assets is computed on the straight-line method.

(8) Long-term prepaid expenses

Long-term prepaid expenses are amortized on the straight-line method.

Certain post-development stage expenses related to the initial mass production of new products, except for costs of producing product masters to be sold, are amortized on the straight-line method over the estimated period of future sales of 3 years.

(9) Stock issue expenses

Stock issue expenses are charged to income as incurred.

(10) Bonuses

Accrued bonus liabilities for employees as of the balance sheet date are based on the estimated amounts to be paid in the future. Bonuses to directors and statutory auditors, which are subject to approval at the general shareholders' meeting, are accounted for as an appropriation of retained earnings.

(11) Income taxes

Income taxes comprise corporation tax, prefectural and municipal inhabitants' taxes and enterprise tax.

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(12) Severance benefits

Until March 31, 2003, the Company and its domestic subsidiary provided two types of post-employment benefit plans, unfunded lump-sum payment plans and funded non-contributory pension plans, under which all eligible employees were entitled to benefits based on the level of wages and salaries at the time of retirement or termination, length of service and certain other factors.

However, the unfunded lump-sum payment plan and funded non-contributory pension plan were abolished on March 31, 2003, and have been replaced by a prepaid retirement plan and a defined contribution benefit program effective April 1, 2003. Therefore the liability for severance and retirement benefits has been reversed.

As a result, a loss of ¥61,945 thousand is included in other income (expenses): other, net and net income before income taxes decreased by the same amount for the year ended March 31, 2003.

(13) Translation of foreign currencies

All receivables and payables denominated in foreign currencies are translated into Japanese yen at the year-end rates.

Assets, liabilities, income and expenses of a former foreign subsidiary were translated into Japanese yen at year-end rates in the prior year. Shareholders' equity was translated into Japanese yen at the historical rates. The translation differences arising from the use of different rates were recognized as foreign currency translation adjustments in the consolidated balance sheets.

(14) Finance leases

Finance leases which do not transfer ownership are accounted for in the same manner as operating leases in accordance with generally accepted accounting principles in Japan.

(15) Accounting standard for treasury stock and reversal of statutory reserves

Effective April 1, 2002, the Company adopted the new accounting standard for treasury stock and reversal of statutory reserves (Accounting Standards Board Statement No. 1, "Accounting Standard for Treasury Stock and Reversal of Statutory Reserves", issued by the Accounting Standards Board of Japan on February 21, 2002). The adoption of the new accounting standard had no impact on the consolidated financial statements.

(16) Per share amounts of net income and cash dividends

The computation of net income per share shown in the consolidated statements of income is based upon the weighted average number of issued shares outstanding during each period.

The per share amount of cash dividends represents dividends declared as applicable to the year.

Effective April 1, 2002, the Company adopted the new accounting standard for net income per share and related guidance (Accounting Standards Board Statement No. 2, "Accounting Standard for Net Income Per Share" and Financial Standards Implementation Guidance No. 4, "Implementation Guidance for Accounting Standard for Net income Per Share", issued by the Accounting Standards Board of Japan on September 25, 2002).

Diluted net income per share is not disclosed because there are no dilutive stock options at March 31, 2003 and 2004.

3. Securities

(1) The following tables summarize cost, carrying amount which is fair value, unrealized gains and losses of equity securities classified as available-for-sale securities for which fair values are available at March 31, 2003 and 2004 :

a. Securities with unrealized gains : Equity securities	Thousands of yen		Thousands of U.S. dollars
	2004	2003	2004
Cost	¥ 4,472	¥ —	$ 42
Carrying amount	10,204	—	96
Unrealized gains	¥ 5,732	¥ —	$ 54

b. Securities with unrealized losses : Equity securities	Thousands of yen		Thousands of U.S. dollars
	2004	2003	2004
Cost	¥ —	¥ 24,645	$ —
Carrying amount	—	24,166	—
Unrealized losses	¥ —	¥ (479)	$ —

(2) Total sales of available-for-sale securities for the years ended March 31, 2003 and 2004 are as follows:

	Thousands of yen		Thousands of U.S. dollars
	2004	2003	2004
Amount of sales	¥ 106,255	¥ 67,344	$ 1,005
Total gain on sales	32,117	18,870	304
Total loss on sales	1,469	—	14

(3) The following table summarizes book values of securities with no available fair values at March 31, 2003 and 2004:

	Thousands of yen		Thousands of U.S. dollars
	2004	2003	2004
Available-for-sale securities :			
Non-listed equity securities	¥ 172,642	¥ 221,768	$ 1,633
Non-listed foreign bonds	4,413	3,637	42
Other	1,332	1,135	13
Investments in unconsolidated subsidiaries and affiliates :			
Non-listed equity securities	58,536	101,000	554

The above table, includes securities which are included in investments in business partnerships.

4. Derivative Transactions

The Companies do not use derivative transactions.

Notes to the Consolidated Financial Statements

5. Inventories

Inventories at March 31, 2003 and 2004 consisted of the following:

	Thousands of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Merchandise	**¥ 183,327**	¥ 276,587	**$ 1,735**
Finished products	**663,105**	1,802,359	**6,274**
Semi-finished products	**108,704**	250,242	**1,028**
Raw materials	**156,551**	287,253	**1,481**
Work-in-process	**88,694**	87,983	**839**
Supplies	**3,140**	357	**30**
Total	**¥ 1,203,521**	¥ 2,704,781	**$ 11,387**

6. Intangible Assets

Intangible assets at March 31, 2003 and 2004 consisted of the following:

	Thousands of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Computer software	**¥ 220,064**	¥ 446,054	**$ 2,082**
Computer software in progress	**—**	31,002	**—**
Other	**3,419**	6,046	**33**
Total	**¥ 223,483**	¥ 483,102	**$ 2,115**

7. Short-term Debt

Short-term debt at March 31, 2003 and 2004 consisted of the following:

	Thousands of yen		Thousands of U.S. dollars
	2004	2003	**2004**
0.64% loan from financial institution maturing in November 2003	**¥ —**	¥ 50,000	**$ —**
Total	**¥ —**	¥ 50,000	**$ —**

8. Leases

Non-capitalized finance leases

At March 31, 2003 and 2004 non-capitalized finance leases were as follows:

	Thousands of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Equipment, at cost as if capitalized	**¥ 38,914**	¥ 32,118	**$ 368**
Intangible assets, at cost as if capitalized	**12,784**	35,974	**121**
Less - accumulated depreciation	**(33,942)**	(31,433)	**(321)**
Total	**¥ 17,756**	¥ 36,659	**$ 168**

The above "as if capitalized" depreciation is calculated on the straight line method over lease terms. Lease payments, including financing charges, under non-capitalized finance leases for the years ended March 31, 2003 and 2004 were ¥69,484 thousand and ¥68,442 thousand ($ 648 thousand), respectively. If the above finance leases were capitalized, depreciation of ¥28,704 thousand and ¥31,511 thousand ($ 298 thousand) and interest of ¥2,605 thousand and ¥2,174 thousand ($ 21 thousand) would have been recorded for the years ended March 31, 2003 and 2004, respectively.

Obligations under non-capitalized finance leases, excluding the imputed interest portion, at March 31, 2003 and 2004 were as follows:

	Thousands of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Due within one year	**¥ 18,543**	¥ 49,164	**$ 176**
Due after one year	**12,389**	35,277	**117**
Total	**¥ 30,932**	¥ 84,441	**$ 293**

Operating leases

Obligations under non-cancelable operating leases at March 31, 2003 and 2004 were as follows:

	Thousands of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Due within one year	**¥ —**	¥ 7,018	**$ —**
Due after one year	**—**	10,393	**—**
Total	**¥ —**	¥ 17,411	**$ —**

9. Employees' Severance and Pension Benefits

On March 31, 2003, the unfunded lump-sum payment plan and funded non-contributory pension plan were abolished and replaced by a prepaid retirement plan and a defined contribution benefit program effect April 1, 2003. Therefore the liability for severance and retirement benefits has been reversed.

In the consolidated statements of income for the years ended March 31, 2003 and 2004, severance and retirement benefit expenses are comprised of the following:

	Thousands of yen		Thousands of U.S. dollars
	2004	2003	**2004**
Service costs-benefits earned during the year	**¥ —**	¥ 68,868	**$ —**
Loss on change in the pension system	**—**	61,945	**—**
Severance and retirement benefit expenses	**¥ —**	¥ 130,813	**$ —**

Notes to the Consolidated Financial Statements

10. Research and Development Expenses

Research and development expenses are charged to income when incurred, such expenses by business category for the years ended March 31, 2003 and 2004 were as follows:

	Thousands of yen		Thousands of U.S. dollars
	2004	2003	2004
LSI	¥1,196,675	¥ 737,796	$ 11,322
System	432,029	497,266	4,088
Total	¥1,628,704	¥1,235,062	$ 15,410

11. Income Taxes

The Companies are subject to a number of taxes based on income, which, in the aggregate, indicate a statutory rate in Japan of approximately 42% for the years ended March 31, 2003 and 2004.

(1) Significant components of the Companies' deferred tax assets and liabilities as of March 31, 2003 and 2004 were as follows:

	Thousands of yen		Thousands of U.S. dollars
	2004	2003	2004
Deferred tax assets :			
Excess accrued bonuses	¥ 58,028	¥ 51,399	$ 549
Excess software costs	230,589	401,301	2,182
Enterprise taxes	—	30,579	—
Directors' and statutory auditors' severance benefits	16,496	18,713	156
Valuation loss on inventory	47,024	169,145	445
Valuation loss on golf-club memberships	7,630	7,592	72
Excess accounts payable	—	19,722	—
Loss on write-down of investment securities	8,567	110,184	81
Loss on write-down of investments in affiliates	12,984	—	123
Loss carry-forwards of a subsidiary	353,320	174,847	3,343
Unrealized gains	6,326	71,373	60
Leases	20,527	22,992	194
Other	57,390	8,971	543
Total deferred tax assets	818,881	1,086,818	7,748
Valuation allowance	(593,926)	(202,291)	(5,619)
Deferred tax assets	224,955	884,527	2,129
Deferred tax liabilities :			
Gain on changes in equity interests	(181,317)	(180,425)	(1,715)
Net unrealized gains on securities	(1,860)	—	(18)
Other	(4,502)	(6,361)	(43)
Total deferred tax liabilities	(187,679)	(186,786)	(1,776)
Net deferred tax assets	¥ 37,276	¥ 697,741	$ 353

With regard to "Loss carry-forwards of a subsidiary", the Company provides a full valuation allowance due to the uncertainty of the subsidiary's ability to utilize the loss carry-forwards in future years.

In addition, at April 1, 2004, the system business was spun off to MegaChips System Solutions Inc., the subsidiary of the Company. The Company's deferred tax assets with regard to the systems business were reversed due to the uncertainty of the subsidiary's ability to utilize them.

(2) The following table summarizes the significant differences between the statutory tax rate and the Company's effective tax rate for the year ended March 31, 2003 and 2004 after tax effect accounting was applied.

	2004	2003
Statutory tax rate	42.0 (%)	42.0 (%)
Increase in valuation allowance	56.0	—
Unrecognized tax assets of the subsidiary which has a deficit	—	37.6
Expenses permanently non-deductible	2.9	3.7
Per capita inhabitants tax and other	1.2	3.1
Difference of the statutory tax rate	4.2	—
Write-down of deferred tax assets due to change in the statutory tax rate	—	3.5
Other	(1.2)	2.6
Effective tax rate	105.1	92.5

(3) Change in statutory tax rates to be used in calculating deferred taxes due to the revised local tax law:

The statutory tax rate used for calculation of deferred taxes assets and liabilities was 42.0% for the year ended March 31, 2002. Effective for years commencing on April 1, 2004 or later, according to the revised local tax law, income tax rates for enterprise taxes will be reduced as a result of introducing the assessment by estimation on the basis of the size of business. At March 31, 2003 and 2004, based on the change of income tax rates, for calculation of deferred tax assets and liabilities, the Company and its consolidated domestic subsidiary used the effective tax rates of 40.44% with regard to items which would be expected to reverse on and after April 1, 2004.

As a result of the change in the statutory tax rates, for the year ended March 31, 2003, deferred taxes assets decreased by ¥11,808 thousand and income taxes-deferred increased by the same amount compared with what would have been recorded under the previous local tax law.

12. Shareholders' Equity

Under the Commercial Law of Japan, the entire amount of the issue price of shares is required to be accounted for as stated capital, although a company may, by resolution of its board of directors, account for an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital. Additional paid-in capital is included in capital surplus.

The Japanese Commercial Law provides that an amount equal to at least 10% of cash dividends and other cash appropriations shall be appropriated and set aside as a legal reserve until the total amount of legal reserve and additional paid-in capital equals 25% of common stock. The legal reserve and additional paid-in capital may be used to eliminate or reduce a deficit by resolution of the shareholders' meeting or may be capitalized by resolution of the Board of Directors. On condition that the total amount of legal reserve and additional paid-in capital remains being equal to or exceeding 25% of common stock, they are available for dividends by the resolution of shareholders' meeting. Legal reserve is included in retained earnings in the accompanying financial statements.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with the Commercial Law of Japan.

The directors, statutory auditors and employees of the Company and the Company's subsidiary may be granted options to purchase the Company's common stock. Information related to the options is as follows:

(1) Granted at the general shareholders' meeting held on June 29, 2000

A resolution to grant options to purchase the Company's common stock (no more than 86,000 shares) to certain directors and employees of the Company was approved.

	Number of shares	Exercise price	
		Yen	U.S.dollars
Balance at March 31, 2002	82,420	¥ 7,793	$ 74
Exercised	—	—	—
Forfeited	(1,000)	—	—
Balance at March 31, 2003	81,400	¥ 7,793	$ 74
Exercised	—	—	—
Forfeited	(8,300)	—	—
Balance at March 31, 2004	73,100	¥ 7,793	$ 74
Remaining life : 1.25 years			

Notes to the Consolidated Financial Statements

(2) Granted at the general shareholders' meeting held on June 27, 2002

A resolution to grant options to purchase the Company's common stock (16,600 shares) to certain directors and statutory auditors of the Company's subsidiary and employees of the Company and the Company's subsidiary was approved at the general shareholders' meeting of the Company's subsidiary held on June 27, 2002. These options were taken over to the Company in accordance with the letter of agreement for stock exchange at October 1, 2003.

	Number of shares	Exercise price	
		Yen	U.S.dollars
Balance at March 31, 2003	—	—	$ —
Transferred	16,600	¥ 5,946	56
Exercised	—	—	—
Forfeited	(8,134)	—	—
Balance at March 31, 2004	8,466	¥ 5,946	$ 56

Exercise period : December 1, 2004 — September 30, 2009

At the general shareholders' meeting held on June 24, 2003, the Company was authorized to acquire up to 500,000 shares of treasury stock from the end of the general shareholders' meeting of the Company held on June 24, 2003 to the end of the next general shareholders' meeting.

According to this resolution, the Company acquired 400,000 shares of treasury stock in the year ended March 31, 2004.

13. Contingent Liabilities

At March 31, 2003 and 2004, the Company was contingently liable as follows:

	Thousands of yen		Thousands of U.S. dollars
	2004	2003	**2004**
As guarantor indebtedness of Macronix International Co., Ltd. on leases with Nintendo Co., Ltd.	**¥ 528,450**	¥ 601,000	**$ 5,000**

14. Segment Information

The Companies operate within the following two industry segments with their main products as follows:

LSI business :
- Custom Mask ROMs
- LSIs for home game consoles
- Image processing LSIs for digital still cameras
- Image, voice and communications processing LSIs for 3G cellular phones
- LSI chip sets for wireless networks using spectrum spreading transmission methods
- Four-channel echo cancellers
- LAN controler LSIs for home use
- Image processing LSIs for digital television

Systems business :
- Image transmission servers with bi-directional voice and data communication function: eWatch MD-100
- Digital Video Recorders
- MPEG4-format network camera: P's Caster
- Display controller
- Image recording devise for unmanned security system

Information by business segment of the Companies for the years ended March 31, 2003 and 2004 is as follows:

	Thousands of yen 2004			
	LSI	System	Corporate and eliminations	Consolidated
Net sales :				
Customers	¥ 22,826,942	¥ 3,052,042	¥ —	¥ 25,878,984
Intersegment	—	—	—	—
	22,826,942	3,052,042	—	25,878,984
Costs and expenses	19,291,494	3,997,436	1,081,476	24,370,406
Operating income (loss)	¥ 3,535,448	¥ (945,394)	¥ (1,081,476)	¥ 1,508,578

	Thousands of yen 2003			
	LSI	System	Corporate and eliminations	Consolidated
Net sales :				
Customers	¥ 25,437,396	¥ 3,618,544	¥ —	¥ 29,055,940
Intersegment	—	—	—	—
	25,437,396	3,618,544	—	29,055,940
Costs and expenses	21,475,584	4,856,366	982,736	27,314,686
Operating income (loss)	¥ 3,961,812	¥ (1,237,822)	¥ (982,736)	¥ 1,741,254

	Thousands of U.S. dollars 2004			
	LSI	System	Corporate and eliminations	Consolidated
Net sales :				
Customers	$ 215,980	$ 28,877	$ —	$ 244,857
Intersegment	—	—	—	—
	215,980	28,877	—	244,857
Costs and expenses	182,529	37,822	10,232	230,583
Operating income (loss)	$ 33,451	$ (8,945)	$ (10,232)	$ 14,274

	Thousands of yen 2004			
	LSI	System	Corporate and eliminations	Consolidated
Assets	¥ 3,844,715	¥ 1,945,810	¥ 12,392,670	¥ 18,183,195
Depreciation and amortization	29,848	174,884	72,790	277,522
Capital expenditures	15,992	119,008	31,828	166,828

	Thousands of yen 2003			
	LSI	System	Corporate and eliminations	Consolidated
Assets	¥ 9,301,417	¥ 3,452,998	¥ 7,241,637	¥ 19,996,052
Depreciation and amortization	34,378	286,833	59,995	381,206
Capital expenditures	27,304	469,597	127,637	624,538

	Thousands of U.S. dollars 2004			
	LSI	System	Corporate and eliminations	Consolidated
Assets	$ 36,377	$ 18,411	$ 117,255	$ 172,043
Depreciation and amortization	282	1,655	689	2,626
Capital expenditures	151	1,126	301	1,578

Corporate operating expenses included in the Corporate and eliminations column of ¥982,736 thousand and ¥1,081,476 thousand ($10,232 thousand) for the years ended March 31, 2003 and 2004, respectively, are mainly expenses of administration departments of the Company.

Corporate assets included in the Corporate and eliminations column of ¥7,241,637 thousand and ¥12,392,670 thousand ($117,255 thousand) for the years ended March 31, 2003 and 2004, respectively, mainly consist of cash, securities and assets of administration departments.

15. Other Income (expenses): Other, Net

Other income (expenses): other net in the consolidated statements of income is comprised as follows:

	Thousands of yen		Thousands of U.S. dollars
	2004	2003	2004
Reversal of allowance for doubtful receivables	¥ 124	¥ 88	$ 1
Loss on disposal of system products	(556,679)	(1,240,805)	(5,267)
Loss on change in the pension system	—	(61,945)	—
Gain on sale of investment securities	30,648	18,870	290
Loss on investments in partnerships	(22,882)	(37,906)	(216)
Stock issue expense	(3,068)	(529)	(29)
Loss on write-down of investment securities	—	(33,903)	—
Gain or loss on liquidation of a subsidiary	11,307	(58,282)	107
Loss on changes in equity interests	—	(9,887)	—
Loss on write-down of investments in affiliates	(32,511)	—	(308)
Loss on disposal of fixed assets	(47,100)	—	(446)
Reversal of royalty on system products	47,731	—	452
Additional severance pay	(79,229)	—	(750)
Other, net	(20,113)	16,406	(190)
Total	¥ (671,772)	¥ (1,407,893)	$ (6,356)

Loss on disposal of system products is comprised as follows:

	Thousands of yen		Thousands of U.S. dollars
	2004	2003	2004
Write-down of finished products	¥ (83,405)	¥ (52,413)	$ (789)
Disposal of raw materials	(111,203)	(160,979)	(1,052)
Write-down of semi-finished products	—	(285,817)	—
Amortization of advances	(121,218)	—	(1,147)
Allowance for doubtful receivables	(13,113)	—	(124)
Write-down of computer software	(208,401)	(643,437)	(1,972)
Amortization of long-term prepaid expenses	(4,229)	(42,018)	(40)
Write-down of leased assets	(15,110)	(56,141)	(143)
Total	¥ (556,679)	¥ (1,240,805)	$ (5,267)

16. Related Party Transactions

Transactions with a statutory auditor, who is also the Company's lawyer, for the years ended March 31, 2003 and 2004 were as follows:

	Thousands of yen		Thousands of U.S. dollars
	2004	2003	2004
Legal advisory fees	¥ 41,000	¥ 6,000	$ 388

17. Subsequent Events

(1) At the general shareholders' meeting of the Company held on June 25, 2004, appropriations of retained earnings were duly approved as follows:

	Thousands of yen	Thousands of U.S. dollars
Cash dividends - ¥10 ($0.09) per share	¥ 252,560	$ 2,390

(2) At the general shareholders' meeting of the Company held on June 25, 2004, some of the articles of incorporation were revised and acquisition of treasury stock authority was given to the Board of Directors.

(3) A resolution to grant options rights to purchase the Company's common stock to certain directors, statutory auditors, employees and external collaborators of the Company and the Company's subsidiary was approved at the general shareholders' meeting of the Company held on June 25, 2004. The aggregate number of shares granted for options are no more than 400,000 shares.

Independent Auditors' Report

To the shareholders and Board of Directors of MegaChips Corporation :

We have audited the accompanying consolidated balance sheets of MegaChips Corporation and consolidated subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MegaChips Corporation and subsidiaries as of March 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2004 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

Osaka, Japan
June 25, 2004

KPMG AZSA & Co.

Corporate Data

As of June 25, 2004

Holding Company

MegaChips Corporation

Major business
Responsible for forming groupwide management strategies, providing corporate and administrative support to its three subsidiaries, and devising groupwide socially accountable activities.
Head Office
4-1-6, Miyahara, Yodogawa-ku, Osaka 532-0003, Japan
Phone: +81-6-6399-2884 FAX: +81-6-6399-2886
Tokyo Office
17-6, Ichibancho, Chiyoda-ku, Tokyo 102-0082, Japan
Phone: +81-3-3512-5080 FAX: +81-3-3262-3598
Representative
Shigeki Matsuoka, President and Representative Director

Capital Stock: ¥4.84 billion
Total Asset: ¥16.304 billion (as of March 31, 2004)
Date of Settlement of Accounts: March 31 of each year
Shares of Common Stock Outstanding: 25,939,217
Securities Code Number: 6875
Established: April 4, 1990

Consolidated Subsidiary

MegaChips System Solutions Inc.

Major business
Development and sales of image recording/transmission devices for security monitoring uses, communications systems and other commercial and consumer devices
Head Office/Sales
4-1-6, Miyahara, Yodogawa-ku, Osaka 532-0003, Japan
Tokyo Sales Office
17-6, Ichibancho, Chiyoda-ku, Tokyo 102-0082, Japan
Representative
Tetsuo Hikawa, President and Representative Director
Capital Stock: ¥646 million
Total Asset: ¥1,341 million (as of March 31, 2004)
Date of Settlement of Accounts: March 31 of each year

Consolidated Subsidiary

MegaChips LSI Solutions Inc.

Major business
Planning, development, and sales of systems LSIs (manufactured by contracted suppliers)
Head Office/Sales & Marketing
4-1-6, Miyahara, Yodogawa-ku, Osaka 532-0003, Japan
Tokyo Sales Office
17-6, Ichibancho, Chiyoda-ku, Tokyo 102-0082, Japan
Representative
Yukihiro Ukai, President and Representative Director
Capital Stock: ¥500 million
Total Asset: ¥4,137 million (as of March 31, 2004)
Date of Settlement of Accounts: March 31 of each year

Consolidated Subsidiary

Cameo Interactive, Ltd.

Major business
Import of software for creation and editing of music, images and videos, and peripherals; development and sales of the Japanese versions
Head Office/Western Japan Sales
4-1-6, Miyahara, Yodogawa-ku, Osaka 532-0003, Japan
East Japan Sales
17-6, Ichibancho, Chiyoda-ku, Tokyo 102-0082, Japan
Representative
Takahiro Sonoda, President and Representative Director
Capital Stock: ¥250 million
Total Asset: ¥557 million (as of March 31, 2004)
Date of Settlement of Accounts: March 31 of each year

Investor Information

Settlement Date: March 31
General Shareholders' Meeting: June
Shareholders' List Closing Date: March 31
Share Trading Unit: 100
Transfer Agent
The Mitsubishi Trust and Banking Corporation
Number of Shareholders: 14,686

■Shareholders Breakdown by Type



Foreign companies 11.28%
Japanese securities companies 1.26%
Treasury stock 2.63%
Japan Security Depository Center 0.11%
Japanese other companies 12.31%
Japanese financial institutions 14.45%
Individual & Others 57.96%

■Shareholders Breakdown by Number of Shares Held



0-99 0.25%
10,000 more than 0.95%
1,000-9,999 14.11%
500-999 9.94%
100-499 74.76%

* Not include under the name of Japan Security Depository Center and Treasuary stock, respectively.

Directors and Auditors



Shigeki Matsuoka
President and Representative Director



Yukihiro Ukai
Managing Director



Yoshimasa Hayashi
Director



Tetsuo Hikawa
Director



Hiroyuki Mizuno
Director



Takahiro Sonoda
Director



Masayuki Fujii
Director and Executive Officer



Mitsuo Tsuji
Standing Statutory Auditor



Nozomu Ohara
Auditor



Keiichi Kitano
Auditor



Hisakazu Nakanishi
Auditor

Message from Founder

The MegaChips group will continue its transformation towards the creation of a richer, more productive communications society



I set up MegaChips Corporation in 1990, believing that the time would soon arrive when a creative, R&D-focused, fabless technology company would be recognized for playing a significant role in Japan's electronic industry. Since then we have focused on our mission of providing customers with solutions to their systems' needs by offering innovative system LSIs, along with a wide range of customer-specific LSIs (ASICs) and application-specific standard products (ASSPs).

Starting in 1995, we bolstered our business domain by introducing our own systems products with original ASSPs, and in 1998 we listed our shares on the JASDAQ market. If these first eight years constituted the initial phase of growth at MegaChips, the following six years, from 1998 to 2003, comprised the second phase. Our shares were listed in the first section of the Tokyo Stock Exchange, and our Megafusion* subsidiary entered into a new business area, the provision of rich-media services over broadband networks. In this second phase, we expanded the spectrum of product and service offerings, from system LSIs and systems products to service solutions.

Now we're moving ahead to the third phase, with the inauguration of our three-year intermediate term plan in 2004. In April of this year we reorganized our group structure for the new growth phase. The keys for the plan's success are selection and concentration; synergy effects among group companies; and improved management efficiency. We recognize that it is our social responsibility to contribute to the realization of a richer communications society by bringing together all the resources within the group. And we're dedicated to pursuing that goal.

Masahiro Shindo, Chairman

*Megafusion Corporation changed its name to MegaChips System Solutions Inc. as of October 30, 2003.

MegaChips Corporation
4-1-6, Miyahara, Yodogawa-ku, Osaka 532-0003, Japan
Phone: +81-6-6399-2884
Fax: +81-6-6399-2886
http://www.megachips.co.jp/

PRINTED WITH SOY INK
This annual report is printed entirely on recycled paper using soy ink instead of petroleum-based ink.